Exhibit 99.1

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv, Israel

Special Notice to Shareholders who hold our Common Shares
through members of the the New York Stock Exchange and the Toronto Stock Exchange

September 20, 2017

NOTICE OF 2017 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 17, 2017

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the 2017 Annual and Special General Meeting of Shareholders, or the “Meeting”, of Gazit-Globe Ltd. (which we refer to as “Gazit” or the “Company”), to be held at 3:00 p.m. (Israel time) on Tuesday, October 17, 2017, at our offices at 10 Nissim Aloni Street, Tel-Aviv, Israel, for the following purposes:

1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorizing the Company’s board of directors (or the “Board”) to set the fees to be paid to such auditor;

2.	Re-election of all members of the Board (other than the external directors) as directors, until the annual general meeting of shareholders in 2018;

3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc., the Company’s controlling shareholder (regarding provision of services and non-compete undertaking);

4.	Adoption of amendments to the Company’s Articles of Association (or the “Articles”) that amend the conditions pursuant to which the Company may indemnify its office holders from liability, including amendments that are based on corresponding updates to Israeli law that have come into effect since the date of the latest amendment to the existing Articles;

5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders, and their family members);

6.	Approval of renewed indemnification undertakings for the Company's Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal;

7.	Approval of the payment of director’s fees to Mr. Douglas Sesler for his service as a director of Gazit Horizons, Inc., a wholly-owned subsidiary of the Company;

8.	Approval of the compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder (including the Company’s provision to Mr. Gordon of an indemnification undertaking); and

9.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2016 (this item will not be voted upon by the Company’s shareholders).

The Board recommends that you vote in favor of each of the above proposals (with the exception of Proposal 9, for which there will not be a vote), which proposals are described in the attached Proxy Statement and the Exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the proposals to be considered at the Meeting and certain related information, as filed in Israel, is attached as Exhibit A to the Proxy Statement. That translated report provides detailed information regarding the proposals and the background with respect thereto.

Shareholders who hold our common shares (referred to as “Common Shares”) through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 11.1 through 11.5, and Section 11.7, of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on September 18, 2017 are entitled to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent by 11:59 p.m. (Eastern time) on October 16, 2017 to be validly included in the tally of Common Shares voted at the Meeting. If delivering your proxy to our registered offices in Israel, your proxy must be received by 11:00 a.m. (Israel time) on the date of the Meeting (October 17, 2017) to be validly included in the tally of Common Shares voted at the Meeting. If you attend the Meeting and vote in person, your proxy will not be used. Detailed proxy voting instructions are provided both in the attached Proxy Statement and on the enclosed Proxy Card.

By Order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

10 Nissim Aloni St., Tel-Aviv, Israel

PROXY STATEMENT

2017 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the “Board”, of Gazit-Globe Ltd. (referred to as “Gazit” or the “Company”) to be voted at the 2017 Annual and Special General Meeting of Shareholders of the Company (referred to as the “Meeting”) and at any adjournment thereof. As described in the accompanying Notice of 2017 Annual and Special General Meeting of Shareholders, the Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, October 17, 2017 at our offices at 10 Nissim Aloni St., Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of 2017 Annual and Special General Meeting of Shareholders, and the enclosed Proxy Card, are being mailed to shareholders on or about September 26, 2017.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) and under Canadian securities laws are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian companies, respectively.

2017 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, October 17, 2017, at our offices at 10 Nissim Aloni Street, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon approving each of the following matters (other than Proposal 9 below, for which a vote will not be held):

1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorizing the Board to set the fees to be paid to such auditor;

2.	Re-election of all members of the Board (other than the external directors) as directors, until the annual general meeting of shareholders in 2018;

3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc., the Company’s controlling shareholder (regarding provision of services and non-compete undertaking);

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4.	Adoption of amendments to the Company’s Articles of Association (or the “Articles”) that amend the conditions pursuant to which the Company may indemnify its office holders from liability, including amendments that are based on corresponding updates to Israeli law that have come into effect since the date of the latest amendment to the existing Articles;

5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders, and their family members);

6.	Approval of renewed indemnification undertakings for the Company's Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal;

7.	Approval of the payment of director’s fees to Mr. Douglas Sesler for his service as a director of Gazit Horizons, Inc., a wholly-owned subsidiary of the Company;

8.	Approval of the compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder (including the Company’s provision to Mr. Gordon of an indemnification undertaking); and

9.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2016 (this item will not be voted upon by the Company’s shareholders).

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals (with the exception of Proposal 9, for which there will not be a vote at the Meeting).

Who Can Vote

You are entitled to vote at the Meeting if you were a holder of record of our common shares, par value NIS 1.00 per share (referred to as “Common Shares”), at the close of business on Monday, September 18, 2017. You are also entitled to vote at the Meeting if you held Common Shares through a bank, broker, or other nominee that is one of our shareholders of record at the close of business on September 18, 2017, or which appear in the participant listing of a securities depository on that date.

Quorum

As of September 10, 2017, we had 194,873,748 Common Shares issued and outstanding (which excludes 160,000 treasury shares). Each Common Share outstanding as of the close of business on the record date—September 18, 2017— is entitled to one vote upon each of the proposala to be presented at the Meeting. Under our Articles of Association (as amended), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least thirty-five percent (35%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place). At the adjourned meeting, if a quorum is not present within half an hour from the time scheduled therefor, the presence of any two shareholders in person or by proxy holding shares representing at least thirty percent (30%) of our voting power will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on the proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Common Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on the proposal.

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Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals (with the exception of Proposal 9, for which there will not be a vote). Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” any proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” any proposal.

In addition, the approval of each of Proposals 3, 6 and 8 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Common Shares voted at the Meeting (excluding abstentions) that are held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal; or

●	the total number of Common Shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of Proposals 3, 6 and 8, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of each of Proposals 3, 6 and 8, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Common Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 3, 6 and 8; however, the vote of such shareholders will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of each of Proposals 3, 6 and 8, and failure to do so disqualifies the shareholder from participating in the vote on those proposals. In order to confirm that you lack a conflict of interest in the approval of Proposals 3, 6 and 8, and in order to therefore be counted towards the special majority required for the approval of those proposals, you must check the box for Items 3A, 6A and 8A on the accompanying proxy card when you record your vote on Proposals 3, 6 and 8, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposals 3, 6 or 8 (as applicable), you should not check the box under Items 3A, 6A or 8A (as applicable) on the enclosed proxy card and you should not vote on the applicable proposal via the proxy card. Instead, you should contact our Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 or RKahlon@gazitgroup.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the applicable proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of the applicable proposal, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Legal Counsel and Company Secretary on your behalf.

Based on the information available to us, we believe that Norstar Holdings Inc., or “Norstar” (in light of its holding in excess of 50% of our outstanding Common Shares), and each of Chaim Katzman, Dor J. Segal and his wife, Erica Ottosson (due to the shareholders agreement that they have entered into with respect to their holdings in Norstar), are controlling shareholders of the Company. Furthermore, Norstar (which is party to the agreement with our Company that is the subject matter of Proposal 3), Chaim Katzman and Dor J. Segal (who are the beneficiaries of the indemnification undertakings to be renewed under Proposal 6), and Chaim Katzman (who is the father-in-law of Zvi Gordon, whose compensation terms are being approved under Proposal 8) possess conflicts of interests concerning the approval of Proposals 3, 6 and 8, respectively. Their votes will, therefore, be excluded for purposes of the special majority requirements for those respective proposals.

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Proxy Procedure

Only holders of record of Common Shares as of the close of business on September 18, 2017 are entitled to vote in person or by proxy at the Meeting.

●	Voting in Person. If your Common Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Common Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent by 11:59 p.m. (Eastern time) on October 16, 2017 to be validly included in the tally of Common Shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instructions if your Common Shares are held in street name, as may be indicated in the instructions provided to you by your broker, bank, trustee or nominee. If delivering your proxy to the Company’s registered office in Israel, it must be received at least four hours in advance of the Meeting (that is, by 11:00 a.m., Israel time, on October 17, 2017), to be validly included in the tally of Common Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Common Shares, by attending the Meeting and voting in person.

Background Information Concerning the Proposals

A copy of an English translation of the Company’s immediate report filed in Israel, which provides important background information concerning the proposals to be considered at the Meeting, is attached hereto as Exhibit A. That document also provides other relevant information concerning the Meeting and the required vote for approval of the proposals at the Meeting. Please note that the numbering of the proposals to be considered at the Meeting as listed in Exhibit A to this Proxy Statement differs from the numbering of the proposals as described in this Proxy Statement and in the accompanying Notice of 2017 Annual and Special General Meeting of Shareholders. If you hold your Common Shares through a member of the New York Stock Exchange or the Toronto Stock Exchange, you should follow the numbering that appears in this Proxy Statement and in the accompanying Notice of 2017 Annual and Special General Meeting of Shareholders when filling out your vote on your proxy card or voting instruction form. Shareholders who hold our Common Shares through members of the New York Stock Exchange and the Toronto Stock Exchange should furthermore note that Sections 11.1 through 11.5, and Section 11.7, of Exhibit A to this Proxy Statement are not applicable to them.

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Security Ownership of Certain Beneficial Owners and Management

For information concerning the beneficial ownership of our outstanding Common Shares as of April 12, 2017 by each person or entity known by us to beneficially own 5% or more of our outstanding Common Shares and by each of our directors and executive officers individually, please see the information contained in Items 6.E and 7.A of our Annual Report on Form 20-F for the year ended December 31, 2016 that we filed with the Securities and Exchange Commission, or “SEC,” on April 28, 2017.

The above-referenced information does not include certain subsequent changes to beneficial ownership, including to the beneficial ownership of:

●	Norstar, our controlling shareholder, as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on June 1, 2017;

●	Mr. Rami Vaisenberger, our Vice President and Controller, as described in our Reports of Foreign Private Issuer on Form 6-K that we furnished to the SEC on May 1, 2017 and May 22, 2017;

●	Mr. Adi Jemini, our Executive Vice President and Chief Financial Officer, as described in our Reports of Foreign Private Issuer on Form 6-K that we furnished to the SEC on January 25, 2017, February 13, 2017 and September 12, 2017;

●	Mr. Dor J. Segal, our Vice Chairman of the Board and CEO, as described in the Proxy Statement for our special general meeting of shareholders that took place on March 23, 2017, which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on February 21, 2017, and as further described in our Reports of Foreign Private Issuer on Form 6-K that we furnished to the SEC on May 22, 2017, June 1, 2017 and September 5, 2017;

●	Mr. Ronnie Bar-On, our director, as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on July 5, 2017; and

●	Mawer Investment Management Ltd., which is no longer a significant shareholder of ours, as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on September 5, 2017.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at http://www.gazit-globe.com/financial-reports.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

Tel Aviv, Israel

September 20, 2017

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Exhibit A

September 5, 2017

To: The Israel Securities Authority Through the MAGNA reporting system	To: The Tel Aviv Stock Exchange Ltd. Through the MAGNA reporting system

Dear Sirs

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report under the Securities Regulations (Transactions between Companies and their Controlling Shareholders), 5761-2001 and Notice of Annual and Special General Meeting of the Shareholders of the Company

An immediate report is hereby filed pursuant to the Securities Regulations, (Transactions between Companies and their Controlling Shareholders), 5761-2001 and, in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730 -1970, the Companies Law, 5759-1999 (hereinafter the “Companies Law”), the Companies Regulations (Notices and Announcements of General Meetings and of Class Meetings in a Public Company and Addition of Items to the Agenda), 5760-2000 (hereinafter: the “Notices and Announcements Regulations”) and the Companies Regulations (Written Votes and Position Papers), 5765-2005, notice is hereby given of an annual and special general meeting of the shareholders of the Company that will take place on Tuesday, October 17, 2017 at 3 p.m. at the offices of the Company at 10 Nissim Aloni Street, G Tzameret Complex, Tel Aviv, Israel for the purpose of approving the following resolutions:

1.	Items on the agenda

1.1	Item No. 1 – Discussion regarding the financial statements, report of the board of directors and the report concerning the compensation of the auditor

A discussion regarding the financial statements and the report of the board of directors of the company for the year ended December 31, 2016 and a report regarding the compensation of the Company's auditor for 2016.

The periodic report of the Company for 2016, which was published on March 27, 2017 (and which includes the financial statements and the report of the board of directors for that period) (reference number: 2017-01-029868) (hereinafter: the “Periodic Report”), can be viewed on the reports distribution website of the Israel Securities Authority at www.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at www.tase.co.il. For details regarding the fees paid to the Company's auditor for 2016, see Section 5.3 of the Report of the Board of Directors contained in the Periodic Report.

Ex.A-1

1.2	Item No. 2 – Appointment of the auditor of the Company and consent of the board of directors to set the auditor’s compensation

Reappointment of Kost Forer Gabbay & Kasierer as the auditor of the Company and consent of the board of directors to set the auditor’s compensation.

Pursuant to the rules of the New York Stock Exchange (NYSE) and the provisions of the Companies Law, the audit and financial statements committee of the Company has recommended that the board of directors and shareholders of the Company reappoint the firm, Kost Forer Gabbay & Kasierer, as the auditor of the Company.

Kost Forer Gabbay & Kasierer has no other relationships with the Company and/or any of its private subsidiaries, other than acting as auditor and, from time to time, as tax consultants.

The proposed resolution:

To reappoint Kost Forer Gabbay & Kasierer as the auditor of the Company and to authorize the board of directors of the Company to set the auditor’s compensation.

1.3	Items No. 3 to No. 7 – Reappointment of the directors serving on the board of directors of the Company (excluding the external directors, who will continue to serve pursuant to the provisions of the Companies Law), Messrs. Chaim Katzman, Dori Segal, Michael Haim Ben Dor, Douglas William Sesler (independent director) and Ms. Zehavit Cohen (independent director).

In the estimation of the board of directors, relying, inter alia, on statements of competence that they have provided to the Company, all of the abovementioned directors have the accounting and financial expertise, as defined in Section 240 of the Companies Law and the Companies Regulations (Conditions and Criteria for Directors with Accounting and Financial Expertise and Directors with Professional Competence), 5765-2005 (hereinafter: the “Expertise and Competence Regulations”).

The statements of competence of Messrs. Katzman, Segal, Ben Dor and Sesler and of Ms. Cohen are attached as Appendix A to this report.

For details regarding the above-mentioned directors (including their higher education and experience), see Regulation 26 in Chapter D (additional details) of the Periodic Report. The information set forth therein is incorporated herein by way of reference.

As at the present date, there have been no changes in the details of the directors who have been nominated for reappointment as set forth in Regulation 26 of Chapter D (additional details) of the Periodic Report, except as specified as follows:

Name of director	Changes

Chaim Katzman	Ended his period of service as a director of First Capital Realty and commenced serving as chief executive officer of Norstar Holdings Inc. in addition to his position as chairman of such company.
Dori Segal	Ended his period of service as chief executive officer of Norstar Holdings Inc. and Norstar Israel Ltd.
Zehavit Cohen	Commenced serving as a director of Ten Petroleum Company Ltd. and of private companies owned by AMI Opportunities Fund and Apax IX Fund, which is advised by Apax Partners, and ended her period of service at Schulz Quality Catering 1997 Ltd. She has also ended her period of service as a member of the managing committee of Table to Table – Leket Israel (Registered not-for-profit organization).

Ex.A-2

For details regarding the compensation, exculpation, insurance and indemnification arrangements to which the directors of the Company are entitled (including the compensation to which Messrs. Katzman and Segal are entitled in respect of their service in other roles in the Company and the Group), see Section 1.4 of this report, Regulations 21 and 29A of Chapter D (additional details) of the Periodic Report and the matters detailed in Sections 1.6 and 1.7 below. See also the immediate report dated July 18, 2017 regarding the reapplication of the directors’ and officers’ liability insurance policy to the directors and officers who are also controlling shareholders of the Company (reference: 2017-01-074319).

A separate vote will be held for the appointment of each of the directors.

The proposed resolutions:

1.3.1	Reappointment of Mr. Chaim Katzman as a director of the Company.

1.3.2	Reappointment of Mr. Dor J. Segal as a director of the Company.

1.3.3	Reappointment of Mr. Michael Haim Ben Dor as a director of the Company.

1.3.4	Reappointment of Mr. Douglas William Sesler as an independent director of the Company.

1.3.5	Reappointment of Ms. Zehavit Cohen as an independent director of the Company.

1.4	Item No. 8 – Approval of the compensation of Mr. Douglas William Sesler in relation to his position as a director of the Company's wholly owned subsidiary, Gazit Horizons, Inc.

Background

1.4.1	The compensation policy of the Company, as approved by the general meeting of the Company in November 2016, provides that the terms of service of each of the directors not holding another role in the Company will be identical and that they will equate to the terms of compensation of the external directors. On April 20, 2016, the general meeting of the Company approved the grant of compensation to an external director of the Company in respect of his position as a director on the board of directors of a wholly owned subsidiary of the Company pursuant to the Companies Regulations (Matters that Do Not Constitute a Relationship), 5767-2006. In this context, the general meeting approved compensation for an external director to be calculated based on the number of meetings of the board of directors of the subsidiary in which he will have participated, with the compensation for each meeting not exceeding the lower of: (i) the maximum amount per meeting set forth in the Companies Regulations (Rules on the Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”) depending on the ranking of the subsidiary under the Compensation Regulations or (ii) on the annual compensation set under the Compensation Regulations for a company of the rank of the Company. For additional details, see the supplemental report to the notice of general meeting of the Company dated April 11, 2016 (reference: 2016-01-046699).

Ex.A-3

1.4.2	Mr. Sesler has been serving as a director of the Company since December 1, 2012. In July 2017, Mr. Sesler was appointed to serve as a director on the board of directors of a wholly owned subsidiary of the Company (“Gazit Horizons”).

1.4.3	Since Mr. Sesler is fulfilling an additional role at the Company (his directorship at Gazit Horizons), the audit committee and the board of directors of the Company have recommended that the general meeting grant Mr. Sesler compensation similar (mutatis mutandis) to that compensation granted and/or that will be granted to an external director of the Company who is serving in an additional role at the Company, whatever that role may be from time to time, as such compensation policy was in force on the date of Mr. Sesler was appointed to the board of directors of Gazit Horizons.

The proposed resolution:

To grant Mr. Sesler compensation similar (mutatis mutandis) to that granted and/or that which will be granted to external directors of the Company who are serving in additional roles at the Company, whatever that role may be from time to time, as such compensation policy was in force on the date of Mr. Sesler's appointment to the board of directors of Gazit Horizons. As at the present date, Mr. Sesler will be entitled to annual compensation not exceeding the lower of: (1) an amount calculated in accordance with the number of meetings of the board of directors of Gazit Horizons that he will attend, with the compensation for each meeting not exceeding the maximum amount per meeting set forth in the Companies Regulations (Rules on the Compensation and Expenses of External Directors), 5760-2000 depending on the ranking of Gazit Horizons (as at the present date, NIS 2,880 per meeting); and (2) the annual compensation set under the Compensation Regulations for a company of the rank of the Company (as at the present date, approximately NIS 104,427 per year).

Ex.A-4

1.5	Item No. 9 – Amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company regarding the indemnification of officers

It is proposed to amend Section 102A of the Articles of Association of the Company and to bring its terms in line with the terms contained in the Companies Law, such that an indemnification undertaking or indemnification may be given by the Company in relation to a liability or expense as a result of a monetary fine imposed on an officer for an act performed in his capacity as an officer of the Company, to modify the definition of “officer of another company” contained in Section 103 and to bring its wording in line with changes in the holdings of the Company, such that it will apply to every officer appointed by the Company to a subsidiary of the Company and/or to an affiliate of the Company and/or to another company, wherever located (including a foreign company), whose securities are held by the Company (without any minimum threshold) and also to modify the definition of “administrative proceeding” contained in Section 103A to bring its wording in line with changes in the law. The amendments proposed to Sections 102A, 103 and 103A are attached as Appendix B to this report.

The proposed resolution:

To approve the amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company as set forth in Appendix B attached to the notice of general meeting.

1.6	Item No. 10 – Amendments to the indemnification undertakings of the directors and officers of the Company (excluding directors and officers who are controlling shareholders or their relatives)

The compensation policy of the Company, which was approved by the general meeting in November 2016, provides that it is the policy of the Company to issue an undertaking to each officer of the Company when he starts in his position, that the indemnifiable events will be assessed once every two years and that the maximum indemnification amount will be 25% of the equity of the Company based on the financial statements of the Company most recently published before the actual date of payment of the indemnity.

Subject to the approval of the amendments to the provisions of Sections 102A, 103 and 103A of the Articles of Association of the Company, as set forth in Section 1.5 above, the compensation committee and the board of directors of the Company have approved, and recommended that the general meeting approve, amendments to the undertaking of indemnification of the directors and officers of the Company (who will be in office from time to time), excluding in relation to controlling shareholders of the Company and their relatives (in respect of whom a separate resolution is being proposed), as follows: (1) a modification of the maximum sum that the Company may pay all of the officers of the Company and/or officers of a subsidiary or affiliated company of the Company (as these terms are defined in the undertaking of indemnification), to, cumulatively, 25% of the equity of the Company based on the financial statements of the Company most recently published before the actual date of payment of the indemnity (this corresponding to the compensation policy and Articles of Association of the Company and replacing the threshold of 20% of the equity contained in the present undertakings); (2) a modification of the definitions of “another company of the Company” and “administrative proceeding,” so as to bring them in line with the definitions in the Articles of Association of the Company, as marked in Appendix C attached to this report; (3) a modification of the list of events in respect of which it is permissible to issue an undertaking of indemnification, [such events being those that] are foreseeable in light of the Company’s activities in practice at the time of issuing the undertaking of indemnification.

Ex.A-5

An undertaking of indemnification containing the proposed amendments is attached as Appendix C to this report (the “Amended Letter of Indemnification”).

It is clarified that, if the amendments to Sections 102A, 103 and 103A to the Articles of Association of the Company, as set forth in Section 1.5 of this report, are not approved, then no amendments to the wording of the undertaking to exempt and indemnify the officers that was approved at the general meeting of the Company on December 13, 2011 will apply.

It is further clarified that these amendments will not derogate from the validity of any prior resolutions or undertakings of the Company to exempt and indemnify directors and officers of the Company.

The proposed resolution:

To approve amendments to the undertaking of indemnification of the directors and officers of the Company, who are in office from time to time, excluding directors and officers who are controlling shareholders of the Company or their relatives, in accordance with the form of the undertaking attached as Appendix C to this report.

1.7	Item No. 11 – Renewal of indemnification undertakings in respect of directors and officers who are controlling shareholders of the Company, Messrs. Chaim Katzman and Dori Segal

Pursuant to the resolution of the general meeting of the Company of December 2006, as modified in December 2011, and pursuant to the compensation policy of the Company, the directors and officers of the Company are entitled to indemnification undertakings.

Under the provisions of Section 275 of the Companies Law, 5759-1999, a contract between a public company and its controlling shareholder or a relative of the controlling shareholder as to terms of service and employment, including an undertaking of indemnification, must be approved once every three years. In this context, in September 2014, the general meeting of the Company also approved the issue of an undertaking of indemnification to Messrs. Chaim Katzman and Dori Segal, who are controlling shareholders of the Company, which was to be valid for three years commencing from December 13, 2014. When the three years expire, it is proposed to reissue an undertaking of indemnification to Messrs. Katzman and Segal for a period of three years, commencing from the date of the approval of the meeting. The audit and compensation committee and the board of directors have approved, and have recommended that the general meeting approve, the issuance of such undertakings.

Ex.A-6

It should be noted that amendments to the indemnification undertakings to which the directors and officers of the Company (who are not controlling shareholders or their relatives) are entitled are also on the agenda of the general meeting, as set forth in Item No. 10 in this report. The form of the indemnification undertakings proposed to be issued to Messrs. Katzman and Segal is identical to that of the amended indemnification undertakings to which the other directors and officers of the Company will be entitled (other than with regard to exemption), which is the form attached as Appendix D of this report.

The proposed resolution:

Subject to the approval of the amendments to the provisions of Sections 102A, 103 and 103A of the Articles of Association of the Company and the approval of the Amended Letter of Indemnification as set forth in Item No. 11 on the agenda of the meeting, to approve the issuance of the Amended Letter of Indemnification to Mr. Chaim Katzman, who is serving as the Chairman of the Board of Directors of the Company, and to Mr. Dori Segal, who is serving as Vice Chairman of the Board of Directors and Chief Executive Officer of the Company, in identical form and scope to those of the other directors and officers of the Company, in the form attached as Appendix E to this report, to be valid for three years commencing from the date of the approval of the meeting.

It is clarified that, if Items No. 9 and No. 10 on the agenda of the general meeting (amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company and amendments to the undertaking of indemnification to be issued to the other directors and officers of the Company) are not approved, then it is proposed to issue Messrs. Katzman and Segal with the undertaking of indemnification that was approved at the general meeting of the Company in December 2006, as modified in December 2011, to be valid for three years from the date of the approval of the meeting.

1.8	Item No. 12 – Renewal and modification of the agreement with Norstar Holdings Inc.

It is proposed that the renewal of the agreement with Norstar Holdings Inc., the controlling shareholder of the Company, (“Norstar”) be approved in respect of the following matters: (a) the management agreement (the “Management Agreement”) between the Company and Norstar and Norstar Israel Ltd., a wholly owned subsidiary of Norstar (“Norstar Israel” and, collectively with Norstar, the “Norstar Group”), without any amendment as to its terms other than a modification of the management fees and their linkage to increases in the Consumer Price Index, as set forth in Section 1.8.1 below; (b) the existing non-competition clause between the Company and the Norstar Group (the “Non-Competition Clause”) subject to the amendments set forth in Section 1.8.2 below. The aforementioned Management Agreement and Non-Competition Clause are interlinked and have been approved by the audit committee and board of directors of the Company and are being proposed for the approval of the general meeting of the Company as one item, for a period of three (3) years, commencing from November 16, 2017, all as set forth below.

Ex.A-7

The Management Agreement and Non-Competition Clause were approved in January 2012 by the general meeting of the Company (after receiving the approval of the audit committee and the Board of Directors of the Company) as part of an agreement comprising the following three components (the “2012 Agreement”): (a) the Management Agreement between the Company and the Norstar Group; (b) the Non-Competition Clause between the Company and the Norstar Group; and (c) the grant of registration rights to Norstar in relation to the securities of the Company that Norstar holds. The 2012 Agreement amended an earlier agreement that had been in force between the parties since July 1, 1998, which was entered into in the context of an agreement for structural change (reorganization) in the businesses of the parties at that time, which was intended to concentrate all of the real estate activities and real estate holdings of the Norstar Group and the Company within the Company (the “Reorganization Agreement”).

In light of the provisions of Section 275(A1) of the Companies Law, in September 2014, the general meeting approved a three-year extension to the 2012 Agreement, without any amendment of its terms, apart from a modification of the management fees paid in the context of the Management Agreement. This came into force on November 16, 2014. The 2012 Agreement is therefore being tendered to the general meeting for renewed approval insofar as it relates to the Management Agreement and Non-Competition Clause, since the granting of registration rights under the 2012 Agreement was approved for a period of ten (10) years, as set forth below. The Company has been informed that the renewal of the agreement has been approved by the audit committee and board of directors of Norstar.

The main elements of the 2012 Agreement that are being proposed for the approval of the general meeting are set forth below:

1.8.1	The Management Agreement

Under the Management Agreement, as modified in November 2014, which is being proposed for renewed approval at the general meeting, the Company provides Norstar Group with management services in consideration of a monthly payment of NIS 122,000 plus Value Added Tax (“Management Fees”), such payment being linked to the Consumer Price Index. As at the present date, the management fees are at NIS 120,000 (plus Value Added Tax). In consideration of the management fees, the Company provides Norstar Group with secretarial services, financial management services (including reporting to the authorities), treasury services, information technology and information systems, communications services, legal services and oversees bank finance, capital markets and investments matters of Norstar Group.

Ex.A-8

It is proposed that the renewal of the Management Agreement be approved without any amendment to its terms for a period of three years commencing on November 16, 2017, with the management fees being modified. According to an up-to-date calculation performed by the Company, it is proposed to modify the monthly management fees to an amount of NIS 139,000 (plus Value Added Tax) and to link the fees to an increase in the index only.

For details regarding the components of the management fees and the manner in which the amount of the management fees is determined, see Section 5.1 below.

The Management Agreement will be [in force] for a period of three (3) years from November 16, 2017, at the end of which it will automatically renew from time to time for periods of three (3) years each, with each of the parties having the right not to renew it, by providing written notice to the other party no later than ninety (90) days prior to the end of the agreement period (all subject to the requirements of the law).

1.8.2	The Non-Competition Clause

The Non-Competition Clause that was agreed between the parties in the context of the Reorganization Agreement was clarified in the 2012 Agreement. Under the clause, Norstar undertook that, for as long as the Norstar Group was the sole controlling shareholder of the Company and the main business of the Company consisted of the ownership, management and development of shopping centers and/or medical office buildings and/or the Company controlled and held interests in the aforementioned sectors as its main field of business, the Norstar Group would not engage in the ownership, management and development of shopping centers or medical office buildings and would not hold shares of companies engaged in this sector as their main field of business (other holdings in the Company) and it would direct to the Company any offers proposed to it to be engaged in such business and/or to acquire such holdings. The foregoing would not apply to financial investments in the shares of companies traded on a stock exchange in Israel or overseas that are engaged in the ownership, management and development of shopping centers and/or medical office buildings as their main field of business, provided that the Norstar Group would not hold 5% or more of the issued share capital in any one such company. In addition, it was provided that, if the Norstar Group sought to operate in any sector of the real estate industry that is not shopping centers or medical office buildings, it would first be required to offer the activities being assessed by it to the Company and, only if the Company, on the approval of its audit committee, confirmed that it was not interested in performing the activities being assessed by the Norstar Group, would the Norstar Group be able to perform such activities by itself. For the avoidance of doubt, it was clarified that the aforementioned right of first offer granted to the Company would not apply with respect to activities in relation to the shopping center and medical office building sectors, in which the Norstar Group would be entirely prohibited from engaging for as long as the terms of the Non-Competition Clause were in force (the “Right of First Offer”).

Ex.A-9

It is proposed to modify the Non-Competition Clause such that the Non-Competition Clause will apply to the fields of business in which the Company is actually engaged as at the present date and such that the Right of First Offer described above will be removed. Under the modified Non-Competition Clause, Norstar will undertake that, for as long as the Norstar Group is the sole controlling shareholder (as defined in Section 1 of the Securities Law, 5728-1968) of the Company and the main business of the Company is in the ownership, management and development of commercial centers and mixed use retail based assets (hereafter in this section: “Shopping Centers”) and/or the Company controls and holds, as its main business, companies whose main business is in the aforementioned sectors, the Norstar Group will not engage in the ownership, management and development of Shopping Centers and will not hold the shares of companies engaged in this sector as their main field of business (other than holdings in the Company), and it will direct to the Company any offers proposed to it to be engaged in such business and/or to acquire such holdings. The foregoing will not apply to financial investments in the shares of companies traded on a stock exchange in Israel or overseas engaged in the ownership, management and development of Shopping Centers as their main field of business, provided that the Norstar Group will not hold 5% or more of the issued share capital in any one such company. For the avoidance of doubt, it will be clarified that the Norstar Group will not be prevented from engaging in the ownership, management and development of real estate that are not Shopping Centers, as defined above, and the Norstar Group will not be prevented from holding shares of companies engaged in the ownership, management and development of real estate assets that are not Shopping Centers as their main field of business.

1.8.3	Registration rights for the Norstar Group

In the interest providing a complete description, the 2012 Agreement also includes registration rights for the Norstar Group in relation to the issuance of shares in the Company on the New York Stock Exchange (NYSE). However, this component of the 2012 Agreement is not being proposed for the approval of the general meeting being convened pursuant to this report. In January 2012, pursuant to Section 275A1(2) of the Companies Law, the audit committee of the Company approved the term for the registration rights agreement –commencing on the earlier of: (i) the date on which the Company issued a public offering on the NYSE (December 2011) and ending on the date on which there were no more registrable securities under the terms of the agreement; or (ii) the ten year period commencing on the date of the agreement. For details of the registration rights granted to the Norstar Group, see Section 22.1(c) in Chapter A of the Periodic Report, whose contents are incorporated herein by way of reference.

Ex.A-10

The proposed resolution:

To approve the renewal of the Management Agreement and Non-Competition Clause in force between the Company and the Norstar Group as set forth in the 2012 Agreement (as modified from time to time), subject to the management fees being modified to NIS 139,000 per month (linked to increases in the index) and subject to the amendment of the wording of the Non-Competition Clause, as set forth in Item No. 12 on the agenda of the general meeting, for a period of 3 years commencing on November 16, 2017.

1.9	Item No. 13 – Approval of the terms of compensation for Mr. Zvi Gordon, Vice President of Investments of the Company and a relative of the controlling shareholder[1]

1.9.1	Background

A.	On June 19, 2017, Mr. Zvi Gordon, the son-in-law of Mr. Chaim Katzman, who is one of the controlling shareholders of the Company, was appointed to the position of Vice President of Investments of the Company (replacing Mr. Liad Barzilai, whose term of office ended in December 2016). In the context of his role, Mr. Gordon is responsible for, inter alia, identifying, assessing and promoting global real estate transactions, including performing due diligence, performing analyses – including economic analyses – of the real estate market, supporting subsidiaries with their investments, identifying investment alternatives for the Company, and formulating and assisting with the execution of an investment strategy for the Company in various geographical areas.

B.	From September 2015 until July 1, 2017, Mr. Gordon served as the Vice President of Mergers and Acquisitions at Gazit USA Inc., a wholly owned subsidiary of the Company. In this context, Mr. Gordon took an active role in, inter alia, the merger between Equity One and Regency Centers Corporation (for details of this merger, see Sections 1.5 and 6 of the Chapter describing the business of the Company in the Annual Periodic Report for 2016). In addition, since January 10, 2016, Mr. Gordon has also been serving as the Chief Investment Manager at Norstar Holdings Inc., the controlling shareholder of the Company.[2] Prior to serving in these roles, Mr. Gordon was employed in the identification, execution and management of investments in a private real estate fund (The Davis Companies) that is engaged in real estate investments in the United States and manages assets worth US $3.8 billion.

[1]	All of the calculations in this Section have been performed using a rate of NIS 3.62 to the dollar, which was the prevailing rate as at August 23, 2017.
[2]	Mr. Gordon has not received any compensation in this capacity, other than his eligibility to be covered by the directors’ and officers’ insurance policy and an undertaking of indemnification that has been issued to him.

Ex.A-11

C.	Mr. Gordon holds a degree in business administration from MIT Sloan School of Management and is a graduate of Binghamton University, State University of New York.

1.9.2	The proposed terms of employment

Like his predecessor in the role and pursuant to the compensation policy of the Company, Mr. Gordon’s terms of employment in the Company comprise three elements: a regular fixed salary (and attendant elements), an annual bonus and long-term equity compensation by way of the allotment of options and restricted stock units (RSUs).

A.	Period of the contract

The period of the contract between the Company3 and Mr. Gordon is three years, starting on June 19, 2017. Mr. Gordon will serve as the vice president of investments of the Company on a full time basis (together with his role at Norstar Holdings Inc., which is of an immaterial scope).

The agreement can be terminated by the Company or Mr. Gordon on 90 days’ advanced notice. In addition, the Company will be permitted to terminate the agreement without advanced notice, in circumstances that enable Mr. Gordon’s employment to be terminated without payment of severance.

B.	Fixed element – monthly salary and attendant terms

Mr. Gordon will be entitled to an annual salary of US $200,000, paid in monthly installments.4 The fixed salary will be modified once per calendar year in the amount by which the Consumer Price Index rises relative to the index for June 2017.

In addition to the fixed salary, Mr. Gordon will be entitled to sickness and convalescence days pursuant to the provisions of the law and to 26 vacation days per year.

[3]	Since Mr. Gordon is a resident and citizen of the United States and, as requested by him and subject to applicable law, his salary will be paid through the wholly owned United States subsidiary of the Company.
[4]	As of August 23, 2018, the annual salary equates to approximately NIS 724,000.

Ex.A-12

Mr. Gordon will be entitled to customary social and attendant benefits, including family health insurance, life insurance, pension, a cellphone and similar benefits. The Company will bear the grossed up tax arising in respect of these benefits.

In addition, Mr. Gordon will be entitled to an undertaking of indemnification and insurance on equivalent terms to the other officers of the Company.5 In this regard, it is clarified that the form of the undertaking of indemnification proposed to be issued to Mr. Gordon is equivalent to the form of the amended indemnification undertaking to which the other directors and officers of the Company will be entitled (other than in respect of the exemption), including Messrs. Katzman and Segal, in the form attached as Appendix D to this report. This will be for a period of three years, commencing from June 19, 2017. However, if Items No. 9 and No. 10 on the agenda of the general meeting (amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company and amendments to the indemnification undertaking issued to the other directors and officers of the Company) are not approved, Mr. Gordon will be issued the indemnification undertaking that was approved by the general meeting of the Company in December 2006, as modified in December 2011,6 to be in force for a period of three years commencing from June 19, 2017.

It should be further clarified that, pursuant to the approval of the general meeting of the Company of November 2016, Mr. Gordon is entitled to be included under the directors’ and officers’ insurance policy of the Company, as purchased by the Company from time to time, all as set forth in the supplemental report to the meeting notice published on November 10, 2016 (reference: 2016-01-076413) whose contents are incorporated herein by way of reference.

In addition, Mr. Gordon will be entitled to reimbursement of expenses for the expenses which he actually incurs in his work capacity as Vice President of Investments, as customary at the Company (such as per diem expenses, travel and similar expenses).

C.	Variable element – annual bonus

Mr. Gordon will be entitled to an annual cash bonus in an amount that will not exceed 60% of the annual base salary to which Mr. Gordon is entitled in respect of any year (up to US $120,0007).

[5]	For details regarding the indemnification and insurance arrangements for officers of the Company, see Regulation 29A of Chapter E (additional details) in the Periodic Report and Item No. 10 on the agenda.

[6]	For the previous form of the undertaking of indemnification that will be issued to Mr. Gordon if Items No. 9 and No. 10 on the agenda of this general meeting are not approved, see Appendix A to the supplemental report to the notice of general meeting of the Company that was published on September 3, 2014 (reference: 2014-01-150555) which is incorporated herein by way of reference.
[7]	As at August 23, 2018 [sic], this equates to approximately NIS 434,000.

Ex.A-13

The annual bonus will be as set forth in the compensation policy of the Company8 (the “Compensation Policy”) and will be entirely calculated based on [the extent to which] measurable targets set in advance for the Company in respect of every year are met (i.e., without any personal measurable criteria or any element of discretion, as is customary for the other officers of the Company).

The mechanism by which the annual bonuses will be paid will be identical to the existing mechanism used in relation to the other officers of the Company that has been approved by the general meeting of the Company and in accordance with which bonuses will be paid to the officers of the Company in respect of each of the years from 2017 until 2020.

D.	Variable element – equity compensation

Equity compensation in the form of (non-tradable) options (50% of the equity compensation) and restricted stock units (RSUs) (50% of the equity compensation) for the purchase of common shares of a nominal value of NIS 1 each in the Company, in an amount reflecting an annual cost to the Company (calculated linearly) of US $125,000 per year (i.e., an amount equating to approximately NIS 452,000per year and an amount equating to approximately NIS 1,357,000 for the entire period of the agreement9) (the “Equity Compensation Components”).10

The quantity of options and RSUs will be determined in accordance with the share price of the Company on the Stock Exchange on the date of grant, which will be the date of the approval of the general meeting of the Company (the “Grant Date”).

The exercise price of each option will be determined based on the average share price on the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”), during the 30 trading days preceding the Grant Date.

The vesting period for the options and RSUs will be a three-year period commencing from June 19, 2017, such that one third of the options and one third of the RSUs that will be allotted to Mr. Gordon will vest in equal installments each year, such that, all of the options and RSUs will have vested by the end of the term of the employment agreement.

[8]	For additional details, see Appendix A of the supplemental report to the meeting notice published on November 10, 2016 (reference: 2016-01-076413).

[9]	As at August 23, 2018.
[10]	Pursuant to the Compensation Policy, Mr. Gordon will be entitled to hold the shares deriving from each of the RSUs that will be granted to him for a minimum holding period, as follows: four years from the date of the grant in relation to one third of the restricted stock units granted on the aforementioned grant date, (2) five years from the date of the grant in relation to an additional one third of the restricted stock units granted on the aforementioned grant date, and (3) six years from the date of the grant in relation to the remaining one-third of the restricted stock units issued on the aforementioned Grant Date.

Similarly, pursuant to the Compensation Policy of the Company, on the vesting date on which the shares deriving from the RSUs that have vested on that date (hereinafter: the “Vesting Date”), Mr. Gordon will be required to purchase shares in the Company in an amount equating to 15% of the number of shares deriving from the RSUs actually allotted to him on the Vesting Date (hereinafter: the “Retained Shares”). Mr. Gordon will also undertake to hold the Retained Shares for a period of three years from the relevant Vesting Date. Notwithstanding the foregoing, the minimum holding period will end on the date on which Mr. Gordon’s employment with the Company terminates.

Ex.A-14

The final expiry date of all of the options (in the event that they are not exercised beforehand) will be the end of the four-year period from the Grant Date (other than in the event that Mr. Gordon’s employment is terminated as set forth in the employment agreement, in which case the options that have vested will be exercisable for 90 days following the date of the termination of employment).

On the exercise date for the options, Mr. Gordon will be able to select one of the following two exercise methods: (a) exercise in consideration of payment of the full exercise price to the Company or (b) on the exercise date, Mr. Gordon will not be allotted all of the shares deriving from the options but only with the quantity that reflects the monetary value of the options (cashless exercise), which is an amount reflecting the difference between the price of a common share in the Company on the exercise date and the exercise price of the option and, on the exercise date, Mr. Gordon will only pay the Company the nominal value of the shares actually allotted to him.

On or about the actual Grant Date of the Equity Compensation Components, the Company will publish a report under the Securities Regulations (Private Offering of Securities in a Listed Company), 5760-2000. Such grant will be subject to the approval of the Stock Exchange.

E.	Severance terms

In the event that the Company wishes to terminate the agreement before the expiry of three years (excluding in circumstances under which the Company is entitled to terminate the agreement without any right for severance payments) and also in the event of retirement under circumstances in which the retirement is treated as a dismissal by law or, in the event of death or loss of fitness to work, Mr. Gordon (or his estate) will be entitled to the following : (a) an advance notice period of 90 days during which Mr. Gordon will be entitled to receive the fixed salary and benefits due to him for the notice period; and (b) a pro rata amount of the annual bonus to which Mr. Gordon is entitled in respect of the year during which his service has ended.

F.	Termination of the agreement in the event of a change of control of the Company

In the event that Mr. Gordon’s employment is terminated (excluding in circumstances under which the Company is entitled to terminate the agreement without any right for severance payments) during the 12 month period following an event of change of control of the Company (as that term is defined below), whether at the request of the Company or at the request of Mr. Gordon, Mr. Gordon will be entitled to the following terms immediately upon such termination of his employment (in lieu of the retirement terms set forth above): (a) acceleration of the vesting period in respect of all of the Equity Compensation Components allotted to him which have not yet vested; and (b) a bonus in an amount equating to 200% of Mr. Gordon’s base annual salary for the year in which the change in control was concluded, provided that such bonus will not exceed an amount reflecting the base salary for the period remaining until the end of the period of the employment agreement plus three months.

Ex.A-15

For the purposes of this Section, “Change of Control” means: (a) any event in which the Company undergoes a merger or acquisition transaction in which an offer is made to all the shareholders of the Company to participate pro rata to their holdings in the share capital of the Company prior to the conclusion of the transaction, following which the direct or indirect holdings of all of the shareholders in the Company (as such holdings will be immediately preceding the conclusion of the transaction) will be less than 25% of the share capital of the Company or the acquiring company, and a chairperson, not being Chaim Katzman or DorSegal, is appointed to the Company; or (b) the sale of all, or substantially all, of the assets of the Company, excluding any such sale that takes place as part of the reorganization of the Gazit Group or some of the companies in the Gazit Group.

G.	The following table sets forth the details of the proposed terms of service and employment for Mr. Gordon (annually) including in comparison to the terms of employment of the previous Chief Investment Officer of the Company, Mr. Liad Barzilai (in terms of the costs to the Company, assuming grants of the maximum bonus and a linear calculation of the equity compensation):

Details of the beneficiary of the compensation				Compensation for services (in NIS thousands)					Total
Name	Role	Scope of position	Amount of holdings in the capital of the corporation	Salary[1]	Bonus[2]	Share based payment	Management fees/ consultancy fees/ commission	Other
Zvi Gordon[3]	Vice president of investments	Full	-	941	434	452			1,827
Liad Barzilai	Previous vice president of investments	Full	-	1,056	630	630			2,316

1.	The amounts are in terms of costs to the Company and include costs of the components that are in connection with the salary.

2.	Reflects the maximum possible bonus under the terms of employment.

3.	Reflects the compensation paid based on the exchange rate of NIS 3.62 to US $1, as published on August 23, 2017.

Ex.A-16

H.	Comparison to the employment terms of the previous Chief Investment Officer of the Company

The terms of employment being offered to Mr. Gordon are less advantageous than the terms of employment of Mr. Barzilai, his predecessor in the role. The main changes are set forth as follows:11

1.	Base salary – Mr. Barzilai’s base annual salary was approximately NIS 840 thousand annually, while Mr. Gordon’s base annual salary will be US $200 thousand, which, as at the date immediately prior to the notice of this meeting, equates to approximately NIS 724,000. The annual salary costs for Mr. Barzilai were approximately NIS 1,056 thousand, while the annual salary costs for Mr. Gordon will be US $260,000, which, as at the date immediately prior to the notice of this meeting equates to approximately NIS 941,000.

2.	Annual bonus – Mr. Barzilai was entitled to a bonus pursuant to the Compensation Policy of the Company that was derived from compliance with measurable targets (25% of the total annual bonus), compliance with personal targets (25% of the annual bonus) and the discretion of the Board of Directors (50% of the annual bonus) and was subject to a maximum amount of 9 salary payments. Therefore, the total bonus to which Mr. Barzilai could have been entitled was an amount of up to 75% of his base annual salary. In contrast, the entire annual bonus to which Mr. Gordon could be entitled will be calculated by reference to compliance with measurable targets that will be set for the Company every year by the audit committee and Board of Directors of the Company, as will apply to the other officers of the Company, and Mr. Gordon will not be entitled to a bonus by virtue of personal criteria (measurable or non-measurable) or any element of discretion, to which the other officers are entitled. Similarly, the maximum amount of the bonus to which Mr. Gordon is entitled will not exceed 60% of his annual base salary (i.e., [an amount] reflecting 7.2 monthly salaries).

[11]	For additional details regarding Mr. Barzilai’s terms of employment, see Regulation 21 of Chapter E (additional details) of the Periodic Report.

Ex.A-17

3.	Equity compensation – Mr. Barzilai was entitled to equity compensation in the form of restricted stock units – RSUs (25% of the total equity compensation), options (50% of the total equity compensation) and performance share units - PSUs (25% of the total equity compensation). In contrast, Mr. Gordon will be entitled to equity compensation in the form of options (50% of the equity compensation and restricted stock units – RSUs (50% of the equity compensation). The difference in the components of the equity compensation derive from changes made to the Compensation Policy as it was in force at the date on which the compensation of Mr. Barzilai was approved in contrast to the Compensation Policy in force on the date of approval of Mr. Gordon’s terms of employment. Pursuant to the previous Compensation Policy, the Company was permitted to grant 25% of the total equity compensation in the form of restricted stock units – RSUs – and the additional 25% could be granted in the form of performance stock units – PSUs. In contrast, pursuant to the new Compensation Policy, the Company is permitted to grant different equity components, with no more than 50% of the equity compensation to be granted as restricted stock units – RSUs. Similarly, the total amount of the equity compensation of Mr. Gordon reflects an annual cost to the Company (calculated linearly) of US $125,000 (approximately NIS 452.5 thousand per year as at the date prior to the notice of this meeting) (which reflects an amount equating to 7.525 monthly salaries). This is in contrast to the cost of the equity contribution to which Mr. Barzilai was entitled, in the amount of NIS 630,000 per year (calculated linearly), which reflects an amount equating to 9 monthly salaries.

4.	Severance terms – in the event of termination of Mr. Barzilai’s employment agreement in accordance with its terms, Mr. Barzilai was entitled to an additional payment in a total amount equating to the monthly salary and social benefits for three additional months. Mr. Gordon is not entitled to such an amount under similar circumstances. In the event of the termination of his employment as a result of a Change of Control, Mr. Gordon will be entitled to a bonus and an acceleration of the unvested portion of his equity compensation as specified above. Mr. Barzilai was not entitled to such payment under circumstances. It should be noted that other officers who are serving or who have served at the Company have been and are currently entitled to similar severance arrangements in the event of a Change of Control.

5.	Exemption, indemnification and insurance undertaking – Mr. Barzilai was entitled to an exemption, similarly to the other officers. Mr. Gordon is not entitled to an exemption, similar to Messrs. Katzman and Segal, who are among the controlling shareholders of the Company.

The proposed resolutions:

To approve the terms of service and employment of Mr. Zvi Gordon, which include, inter alia, an annual base salary equivalent to US $200 thousand, social benefits and ancillary terms, an annual bonus of up to US $120,000, equity compensation in the form of options and restricted stock units (RSUs) in an amount reflecting an annual cost to the Company of US $125,000, an indemnification undertaking in the form set forth in Appendix D of the general meeting notice and severance terms, all as described in Item No. 13 of the agenda of the general meeting set forth in Section 1.9 of the notice of the meeting, for a period of 3 years, commencing on June 19, 2017.

Ex.A-18

If Items No. 9 and No. 10 on the agenda of the meeting (amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company and amendments to the undertaking of indemnification to be issued to the other directors and officers of the Company) are not approved, then Mr. Gordon will be issued the undertaking of indemnification that was approved at the general meeting of the Company in December 2006, as modified in December 2011,12 to be valid for three years from June 19, 2017.

2.	Names of the controlling shareholders who have a personal interest in a transaction and the nature of their personal interest

2.1	To the best of the knowledge of the Company, the controlling shareholders of Norstar, the controlling shareholder of the Company, are Mr. Chaim Katzman, the Chairman of the Board of Directors of the Company, who directly and indirectly holds shares in Norstar through private companies owned by him and his family members[13] (approximately 24.30% of the issued share capital of Norstar and approximately 24.74% of its voting rights ), as well as through First US Financial LLC,[14] which holds approximately 18.24% of the issued share capital of Norstar and approximately 18.57% of its voting rights (“FUF” and, collectively with Mr. Katzman, the “Katzman Group”) and Mr. Dor Segal, who is serving as the Vice Chairman of the Board of Directors and as the Chief Executive Officer of the Company[15] (who holds approximately 8.41% of the issued share capital of Norstar and approximately 8.56% of the voting rights in it) and Ms. Erica Ottoson, the former wife of Mr. Segal (who holds approximately 6.26% of the issued share capital of Norstar and approximately 6.38% of its voting rights). The Katzman Group, Mr. Segal and Ms. Ottoson entered into a shareholders’ agreement on January 31, 2013, in relation to their holdings in Norstar.

[12]	For the previous form of the undertaking of indemnification that will be issued to Mr. Gordon if Items No. 9 and No. 10 on the agenda of this general meeting are not approved, see Appendix A to the supplemental report to the notice of general meeting of the Company that was published on September 3, 2014 (reference: 2014-01-1500555) which is incorporated herein by way of reference
[13]	In addition, Mr. Katzman directly holds 60,000 shares in the Company, which constitute approximately 0.03% of its share capital.
[14]	Mr. Katzman has an irrevocable power of attorney from FUF that enables Mr. Katzman to exercise the votes available by virtue of FUF’s shares in Norstar at his own discretion. FUF is a company domiciled overseas, registered in Nevada, United States, and is owned by Mr. Katzman (including through private companies owned by him and his family members, directly and indirectly) in an amount of 58.53%, Ms. Erica Ottoson in an amount of 11.98% and Mr. Martin Klein, in an amount of 29.49%. Ms. Ottoson has granted Mr. Katzman an irrevocable power of attorney to vote on her behalf and in her stead at meetings of the shareholders of FUF.
[15]	In addition, Mr. Segal directly holds 800,000 shares in the Company and 2,965,505 options that are convertible into shares in the Company (approximately 0.41% of the share capital of the Company).

Ex.A-19

2.2	Mr. Chaim Katzman and Mr. Dor Segal have a personal interest in the arrangement to which Item No. 11 on the agenda relates, by virtue of their being beneficiaries of the undertaking of indemnification. Ms. Ottoson is likely to have a personal interest in that arrangement by virtue of her being a party to the shareholders’ agreement, as set forth above.

2.3	Norstar has a personal interest in the arrangement to which Item No. 12 on the agenda relates, since Norstar is a party to the transaction. Similarly, Messrs. Katzman and Segal and Ms. Ottoson are likely to have a personal interest in that arrangement since they are the controlling shareholders of Norstar and are a party to the shareholders’ agreement, as set forth above.

2.4	Mr. Katzman has a personal interest in the arrangement that is the subject of Item No. 13 on the agenda, since Mr. Zvi Gordon is his son-in-law. Similarly, Mr. Segal and Ms. Ottoson are likely to have a personal interest in that arrangement by virtue of their being party to the shareholders’ agreement, as set forth above.

3.	Personal interest of members of the board of directors of the Company

3.1	All of the directors have a personal interest in Item No. 10 on the agenda, by virtue of their being beneficiaries of the undertaking of indemnification.

3.2	Messrs. Katzman and Segal have a personal interest in Items No. 11 to No. 13 on the agenda, as set forth in Sections 2.2. to 2.4 above.

4.	Approvals required to perform [particular] transactions

4.1	The arrangement set forth in Item No. 11 on the agenda above was (unanimously) approved by the audit and compensation committee of the Company on August 16, 2017 and was also (unanimously) approved by the Board of Directors of the Company on August 21, 2017.

4.2	The arrangement set forth in Item No. 12 on the agenda above was (unanimously) approved by the audit committee of the Company on August 16, 2017 and was also (unanimously) approved by the Board of Directors of the Company on August 21, 2017. The Company has also been informed that this transaction has been approved by the audit committee and the board of directors of Norstar.

4.3	The arrangement set forth in Item No. 13 on the agenda above was (unanimously) approved by the audit and compensation committee of the Company on August 16, 2017, and was also (unanimously) approved by the Board of Directors of the Company on August 21, 2017. The allotment of securities in the context of the terms of service and employment of Mr. Gordon is also subject to the approval of the Stock Exchange.

4.4	All of the arrangements set forth in Items No. 11, No. 12 and No. 13 above are subject to the approval of the general meeting by way of a special majority, pursuant to Section 275 of the Companies Law, as set forth in Section 8 of this report.

Ex.A-20

5.	The manner in which the consideration has been calculated

5.1	The transaction set forth in Item No. 12 on the agenda – the 2012 Agreement

The proposed management fees are based on the current estimate of the costs of employing the employees of the Company that the Company uses in order to provide the management services and the proportion of their work time dedicated to handling the Norstar Group, in addition to the overhead expenses involved in providing the services by those employees.

The officers and employees that are engaged in the provision of the services (the percentages in parentheses refer to the proportion of time of the officers spent in providing the services) include: the Chief executive Officer of the Company, Mr. Dor Segal (5%); the Executive Vice President and Chief financial Officer of the Company, Mr. Adi Jemini (7.5%), Vice President and Controller of the Company, who also serves as the controller of Norstar, Mr. Rami Vaisenberger (10%) and the Vice President of Investments of the Company, Mr. Zvi Gordon (approximately 2.5%). In addition, other employees are engaged in providing the services, with the time spent by such employees in providing the services ranging between 5% and 20%, with one employee spending approximately 30% of her time providing the services and another employee spending approximately 50% of his time providing the services.

The amount paid in respect of each of the employees or officers is derived by taking the cost of employing the relevant officer or employee by the company, not including any variable elements (i.e. not including bonuses or equity compensation) and multiplying it by the proportion of that officer’s or employee’s time spent in providing the services.

The proportion of the monthly management fees that is attributable to the costs of employing the employees and officers is approximately NIS 87,000 (of which approximately NIS 8,000 are in respect of Mr. Segal, approximately NIS 15,000 are in respect of Mr. Adi Jemini, approximately NIS 9,000 are in respect of Mr. Rami Vaisenberger, approximately NIS 1,000are in respect of Mr. Zvi Gordon and approximately NIS 54,000 are in respect of the other employees. The remainder of the monthly management fees, approximately NIS 52,000, is attributable to the overhead costs that include: rent, information technology, vehicle costs, electricity, municipal rates and water, office maintenance, refreshments, communications and salary consultancy.

The modification in the management fees reflects the increase in the expenses of the Company in providing the management services between the date of entry into the 2012 Agreement and the present day (including, an increase in rental expenses, salary and consultancy expenses, information technology expenses and so forth), with there having been no significant change in the volume of the activities of Norstar since the date of approval of the 2012 Agreement.

5.2	The transaction set forth in Item No. 13 on the agenda – approval of the terms of service and employment of the Vice President of Investments of the Company, Mr. Zvi Gordon

The compensation package has been determined based on comparative data in relation to the proposed compensation of the Vice President of Investments of the Company, by review of a comparative work carried out by Prof. Moshe Zviran, attached as Appendix E to this report and also by taking into account the terms of employment of the previous Chief Investment Officer of the Company.

Ex.A-21

6.	Transactions of the type proposed or similar transactions between the Company and the controlling shareholder or in which the controlling shareholder has a personal interest that were entered into during the two years preceding the date of approval of the transaction by the Board of Directors or that are still in force

In the two years preceding the approval by the Board of Directors of the Company of the transactions to which this immediate report relates, no transactions similar to the transactions proposed between the Company and its controlling shareholder or in which the controlling shareholder has a personal interest were entered into and there are also no such transactions in force:

6.1	In relation to the transaction set forth in Item No. 11 on the agenda – as at the present date, Messrs. Katzman and Segal are the beneficiaries of an indemnification arrangement pursuant to the approval of the general meeting of the Company dated September 4, 2014 (in force since December 13, 2014). For details of the indemnification and insurance arrangements for officers of the Company that also apply to Messrs. Katzman and Segal, see Regulation 29A of Chapter E (additional details) of the periodic report of the Company for 2016 and the immediate report of July 18, 2017 (reference: 2017-01-074319), the contents of which are incorporated below by way of reference.

6.2	In relation to the arrangement set forth in Item No. 12 on the agenda – as at the present date, the entrance into the 2012 Agreement, as approved by the general meeting of the Company in September 2014, remains in force.

6.3	In relation to the arrangement set forth in Item No. 13 on the agenda – for details of the employment agreements and compensation of the controlling shareholders of the Company, Mr. Chaim Katzman and Mr. Dori Segal, see Regulation 21 of Chapter E (additional details) of the Periodic Report, including the supplemental report to the notice of general meeting of the Company dated March 14, 2017 (reference: 2017-01-024288) and the report of the results of the general meeting that was published on March 23, 2017 (reference: 2017-01-029175), the contents of which are incorporated below by way of reference.

As mentioned above, until July 1, 2017, Mr. Gordon served as the Vice President of Mergers and acquisitions at Gazit Group USA, a wholly owned subsidiary of the Company. For details of his terms of service and employment with Gazit Group USA, see Section 4 of Regulation 22 of Chapter E of the Periodic Report and the supplemental report to the notice of general meeting that was published on August 30, 2015 (reference: 2015-01-108237) and the report of the results of such meeting that was published on September 9, 2015 (reference: 2015-01-117189), the contents of which are incorporated below by way of reference.

Ex.A-22

For details of the insurance arrangements to which Mr. Gordon is entitled, see the supplemental report to the notice of general meeting of the Company dated November 10, 2016 (reference: 2016-01-076413 and the report of the results of the general meeting dated November 22, 2016 (reference: 2016-01-130672), the contents of which are incorporated below by way of reference.

7.	Explanations of the audit committee and the Board of Directors and the names of the directors who participated in the discussions

7.1	Explanations of the audit and compensation committee and the Board of Directors of the Company in relation to Item No. 11 on the agenda

A.	The purpose of the amendments to the undertaking of indemnification is to bring it in line with amendments to the indemnification provision in the Articles of Association of the Company. The amendments to the undertaking of indemnification, including the increased indemnification amount, are consistent with the Compensation Policy of the Company, as approved by the general meeting of the Company in November 2016.

B.	Pursuant to the Compensation Policy of the Company and following an assessment of the indemnifiable events, a modification to the list of the indemnifiable events is reasonable under the circumstances. The indemnification undertaking is limited to foreseeable events, taking into account the activities of the Company and the present circumstances. Similarly, the indemnification undertaking is also limited to an amount that is reasonable, customary and accepted in the market.

C.	The amendments to the indemnification undertaking for the officers of the Company, including the increased indemnification amount, are reasonable under the circumstances, taking into account the size, type, scope, complexity and activities of the Company, as well as in comparison to other companies of a similar size to the Company and taking into account the commercial, legal and regulatory environment in which the Company operates and the risks to which it is exposed (including by virtue of it being traded on three stock exchanges worldwide).

D.	The issue of indemnification undertakings to officers is a customary protection among public companies and is a common practice among companies of a similar size to the Company, together with officers’ and directors’ liability insurance and the grant of an exemption, which are intended to enable officers, including those who are controlling shareholders or their relatives, to act freely and to fulfil their roles appropriately and in the best interests of the company, taking into account the risks inherent in doing so and the liability they are subject to by law.

Ex.A-23

E.	The form of the indemnification undertaking is uniform and identical for all of the officers of the Company. There is no justification for distinguishing in this respect between directors and officers who are controlling shareholders of the Company and those who are not controlling shareholders, and it is therefore proposed that the terms of the indemnification undertakings that have been/will be approved for the other directors and officers of the Company also be applied to Messrs. Katzman and Segal in the identical manner.

F.	Since the indemnification undertaking has been issued in relation to the directorships of Messrs. Katzman and Segal as officers of the Company and, since they are identical to all of the officers of the Company, their issuance does constitute a distribution.

G.	In light of the foregoing, the audit committee and board of directors of the Company believe that the issuance of the modified undertaking of indemnification to Messrs. Katzman and Segal is in the best interests of the Company.

H.	The directors who participated in the meeting of the audit and compensation committee on August 16, 2017, during which the amendments to the indemnification undertakings for Messrs. Katzman and Segal were approved, were Messrs. Yair Orgler (external director and joint chairman of the committee), Ronnie Bar On (external director and joint chairman of the committee) and Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). The directors who took part in passing the resolution on this matter at the meeting of the Board of Directors of the Company on August 21, 2017, during which the aforementioned transaction was approved, were Mr. Ronnie Bar On (external director), Prof. Yair Orgler (external director), Mr. Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). In light of their personal interest in the approval of the transaction, Mr. Chaim Katzman and Mr. Dori Segal did not take part in the discussion or in passing the resolution in this matter at the aforementioned meeting of the Board of Directors of the Company.

7.2	Explanations of the audit committee and the Board of Directors of the Company in relation to Item No. 12 on the agenda

A.	In light of the fact that the principle activity of the Norstar Group is its holdings in the Company, the provision of management services by the Company is efficient and does not entail the investment of many resources by the Company. The provision of management services to the Norstar Group generates extra income for the Company, while utilizing the existing human resources, know-how and experience of the Company, without the Company being required to incur any significant additional costs and without harming the ordinary activities of the Company. It should be noted that the arrangement for the provision of management services was first agreed upon in the context of the Reorganization Agreement in 1998, as mentioned above, pursuant to which Norstar also provided the non-competition undertaking to the Company. The continuation of the arrangement, albeit with modifications to its economic terms, and the preservation of the Non-Competition Clause (subject to the amendments set forth above) are, therefore, also appropriate in this context.

Ex.A-24

B.	In light of the activities of the Norstar Group since the Reorganization Agreement to the present day and the scope of the management services presently being provided to it by the Company, the management fees proposed in the modified Management Agreement, provided that they are modified in line with the change in the costs of the services actually provided to the Norstar Group since the date on which the agreement was entered into, constitute fair and reasonable consideration.

C.	The audit committee has held a discussion pursuant to the provisions of Section 117(1b) of the Companies Law and has determined that, in relation to the Management Agreement, in circumstances where the Company is the party providing the services, it appears that a competitive process is not the appropriate process for assessing the transaction and that another process is needed to assess the consideration paid to the Company in light of the costs of the Company, as set forth in Section 1.8.1 of this report.

D.	Similarly, in relation to the Non-Competition Clause, in the estimation of the audit committee and the board of directors of the Company, the proposed amendments to the provision serve the interests of the Company and do not harm its best interests. First, in light of the expiry of the Non-Competition Clause in November 2017, the audit committee considers it to be very important to preserve the Non-Competition Clause with its controlling shareholder in relation to the fields of business of the Company, even if the wording is differs from that approved in the context of the 2012 Agreement. Similarly, the principal business of the Company has changed in recent years, such that it is presently engaged in the ownership, management and development of commercial centers and mixed use retail based assets and these are the sectors which, as at the present date, the Company intends to concentrate on in the foreseeable future. In addition, in the estimation of the audit committee, on the one hand, the Non-Competition Clause in its current form does not harm or limit the Company’s existing and/or planned operations as at the present date, and, on the other hand, the preservation of the Non-Competition Clause it will protect the interests of the Company in its areas of activity.

E.	Due to the fact that, under the transaction, the Company is the party providing the services to the controlling shareholder (and it is not paying the controlling shareholder) and is receiving appropriate consideration for it (as reflected by the calculation performed by the Company that has been presented to the members of the audit committee and the Board of Directors), no element of the arrangement constitutes a distribution.

Ex.A-25

F.	In light of the foregoing, the renewal and modification of the Management Agreement and the Non-Competition Clause, as a whole, is in the best interests of the Company.

G.	The directors who participated in the meeting of the audit and compensation committee on August 16, 2017, during which the arrangement with Norstar was approved, were Messrs. Yair Orgler (external director and joint chairman of the committee), Ronnie Bar On (external director and joint chairman of the committee), Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). The directors who took part in passing the resolution on this matter at the meeting of the Board of Directors of the Company on August 21, 2017, during which the aforementioned transaction was approved, were Mr. Ronnie Bar On (external director), Prof. Yair Orgler (external director), Mr. Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). In light of their personal interest in the approval of the transaction, Mr. Chaim Katzman and Mr. Dori Segal did not take part in the discussion or in passing the resolution in this matter at the aforementioned meeting of the Board of Directors of the Company.

7.3	Explanations of the audit and compensation committee and the Board of Directors of the Company in relation to Item No. 13 on the agenda

A.	Based on an assessment of the curriculum vitae of Mr. Gordon and based on their familiarity with him, the audit and compensation committee and the Board of Directors of the Company have estimated that the proposed terms of employment are consistent with Mr. Gordon’s professional qualifications and abilities. Mr. Gordon has the relevant experience as a Vice President of Investments, including by virtue of his service as vice president of investments at a subsidiary of the Company, and is extremely familiar with all of the different aspects of the business of the Group (the parent company, the Company and the subsidiaries), which will significantly contribute to the business of the Company and to achieving its objectives. In light of this, the audit and compensation committee and the Board of Directors are of the opinion that Mr. Gordon has the requisite experience and the appropriate expertise and education to perform his role.

B.	The audit and compensation committee and the Board of Directors of the Company approved Mr. Gordon’s terms of employment after they had been presented with comparative data pursuant to a study conducted by Prof. Moshe Zviran, which is attached as Appendix E to this report - as to the terms of employment of financial vice presidents and general vice presidents at comparable companies (since there was insufficient data to create a comparison and control group for the role of vice president of investments) and with comparative data of his predecessor in the role, Mr. Liad Barzilai, that the study demonstrates that the proposed compensation package for Mr. Gordon does not diverge from that which is customary at comparable companies. The study also demonstrated that the costs of the compensation package are equivalent to approximately 70% of the costs of the compensation package for Mr. Liad Barzilai, the previous Chief Investment Officer at the Company. In light of this comparative data and taking into account Mr. Gordon’s professional experience and qualifications, the audit and compensation committee believe that Mr. Gordon's terms of employment are customary and reasonable under the circumstances.

Ex.A-26

C.	Securities are allotted to members of senior management with the objective of promoting their identification with the Company by virtue of their participation in the results of the activities of the Company, as is customary in Israel and around the world, and it clearly accords with the policy of the Company and its public subsidiaries to grant compensation in securities to officers and employees and to implement the position of the Company that securities compensation plans are significant both from the point of view of recruiting new managers and from the point of view of retaining current managers in a manner that makes it possible to establish a high quality senior management team which is very dedicated to the Company. The allotment of securities, as aforementioned, is consistent with the policy of the Company and its public subsidiaries to grant compensation in securities to officers and employees and to enable a compensation package to be constructed whose general costs are significantly lower than the costs of the package of the previous Chief Investment Officer. The aforementioned allotment will not materially dilute the other shareholders in the Company. These objectives are also are in line with a member of senior management who is a relative of one of the controlling shareholders of the Company, taking into account the quantity of securities allotted to him, which is significantly lower than the quantity of securities that has been allotted to other senior members of management at the Company.

D.	The audit and compensation committee and the Board of Directors of the Company believe that the maximum amount of the annual bonus and its method of calculation are reasonable under the circumstances, taking into account the fact that Mr. Gordon will be entitled to a bonus based only on measurable, fixed and clear goals that will be set in accordance with the Compensation Policy that was approved by the general meeting of the Company and without any discretionary element [and that these goals] will apply uniformly to Mr. Gordon and to the other officers of the Company who are not related to the controlling shareholders of the Company. Moreover, the maximum bonus to which Mr. Gordon is likely to be entitled will be up to approximately 7.2 salaries, which is approximately 20% less than the maximum bonuses to which other vice presidents (including Mr. Gordon's predecessor in the role) are likely to be entitled (up to 9 salaries).

E.	The audit and compensation committee and the Board of Directors of the Company believe that the proposed conditions are reasonable and appropriate and reflect a suitable ratio between the fixed components of the salary and the variable components which comprise Mr. Gordon’s total compensation (on the assumption that the maximum annual bonus will be paid, the ratio between the fixed and variable components is 1:1.05).

Ex.A-27

F.	The issuance of an indemnification undertaking is required so as to enable officers of the Company to act freely in the best interests of the Company and is a common practice among companies of a similar size to the Company. There is no justification for distinguishing in this respect between officers who are relatives of controlling shareholders of the Company and those who are not controlling shareholders. The conditions of the indemnification undertakings for the other directors and officers of the Company will apply equally to Mr. Gordon (except in relation to the grant of the exemption from liability, which will not be granted to Mr. Gordon).

G.	Similarly, the audit and compensation committee and the Board of Directors of the Company have assessed the ratio between the proposed terms of compensation and the compensation of other employees of the Company, in particular the ratio between the average and median salary of such employees and the effect of the gaps between them on labor relations at the Company and have found that the ratio is appropriate, notwithstanding the gap in relation to the other employees of the Company. This is in light of the scope of the role and the areas for which Mr. Gordon will be responsible and takes into account the liability to which he will be subject in relation to the business and activities of the Company as an officer thereof. It should be noted in this context that the ratio between the proposed compensation package for Mr. Gordon and the average cost of salaries at the Company is approximately 2.1 and the ratio between the proposed compensation package for Mr. Gordon and the median cost of salaries at the Company is approximately 4.6.[16]

H.	Since the proposed terms of compensation are in respect of Mr. Gordon’s service as Vice President of Investments of the Company and not due to his status as a relative of the controlling shareholder, pursuant to the provision of Section 275(d) of the Companies Law, no element of the terms of compensation constitutes a “distribution”.

I.	The proposed terms of compensation for Mr. Gordon are in accord with the Compensation Policy of the Company and are even more stringent in relation to the annual bonus, in relation to which Mr. Gordon only has the measurable goals of the Company (and, in contrast to the other officers does not have any measurable personal criteria or any discretionary element).

[16]	These ratios include equity compensation for employees of the Company.

Ex.A-28

J.	The directors who participated in the meeting of the audit and compensation committee on August 16, 2017, during which the terms of service and employment of Mr. Gordon were approved, were Messrs. Yair Orgler (external director and joint chairman of the committee), Ronnie Bar On (external director and joint chairman of the committee) and Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). The directors who took part in passing the resolution on this matter at the meeting of the board of directors of the Company on August 21, 2017, during which the aforementioned transaction was approved, were Mr. Ronnie Bar On (external director), Prof. Yair Orgler (external director), Mr. Chaim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). In light of his personal interest in the approval of the transaction, Mr. Chaim Katzman did not take part in the discussion or in passing the resolution on this matter at the aforementioned meeting of the Board of Directors of the Company. Similarly, and for the sake of caution, by virtue of his being a party to the shareholders’ agreement with Mr. Katzman (see Section 2 above), Mr. Dor Segal also did not take part in the discussion or in passing the resolution in this matter at the aforementioned meeting of the Board of Directors of the Company.

8.	The required majority

8.1	For the purpose of approving Items No. 2 to No. 8 and Item No. 10 on the agenda (appointment of the auditor of the Company and the authorization of the Board of Directors of the Company to set the auditor’s compensation, reappointment of the directors of the Company, approval of the compensation for Mr. Douglas Sesler, amendments to the indemnity undertakings for the directors and officers that are not controlling shareholders), a simple majority of the shareholders participating in the vote is required.

8.2	For the purpose of approving Items No. 9, No. 11, No.12 and No. 13 on the agenda (amendments to Sections 102A, 103 and 103A of the Articles of Association of the Company, approval of the issuance of an indemnification undertaking to Messrs. Katzman and Segal, approval of the modified arrangement with Norstar under the 2012 Agreement and approval of the terms of service and employment of Mr. Zvi Gordon), one of the following two conditions must be met in addition to the requirement of a simple majority:

8.2.1	The votes of the majority at the general meeting must include at least a majority of votes of shareholders who do not have a personal interest in the approval of the transaction (abstentions will not be taken into account in determining the number of votes of such shareholders).

8.2.2	The total number of votes against, cast by the shareholders referred to in sub-paragraph 8.2.1 above, must not exceed two percent of all of the voting rights in the Company.

9.	The quorum required for the meeting

There will be a quorum when at least two shareholders which hold between them at least 35% of the voting rights in the Company are present themselves or through proxies. If there is no quorum present within half an hour of the time scheduled for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place. If there is no quorum present at the adjourned meeting within half an hour of the time scheduled for the meeting, then there will be a quorum if at least two shareholders with voting rights who hold between them at least 30% of the voting rights in the Company are present themselves or through proxies.

Ex.A-29

10.	The cut-off date for participation and voting

The cut-off date for determining the right of a shareholder of the Company to vote at the general meeting, as set forth in Section 182 of the Companies Act and Regulation 3 of the Companies Regulations (Written Votes and Position Papers), 5766-2005, is the end of Monday, September 18, 2017 (the “Cut-Off Date”).

11.	Voting at the meeting and position papers

11.1	The shareholders will be entitled to participate in the meeting and to vote thereat personally, through a proxy, by way of a written vote (as defined in Section 87 of the Companies Law) in the form attached to this immediate report (“Written Vote”) or through the electronic voting system.

11.2	Pursuant to the Companies Regulations (Proof of Ownership of Shares for the Purpose of Voting at General Meetings), 5760-2000, a shareholder which has a share registered in his name with a member of a stock exchange – and that share is one of the shares of the Company that is registered in the register of shareholders in the name of a nominee company – who wishes to vote at the general meeting, must provide the Company with certification from the stock exchange member with whom his right to the share is registered as to his ownership of the share on the Cut-Off Date, in accordance with Form 1 contained in the Addendum to the Proof of Ownership Regulations. Similarly, an unregistered shareholder may instruct the stock exchange member to send his certification of ownership to the Company through the electronic voting system.

11.3	The address of the reports distribution site of the Israel Securities Authority (the “Reports Distribution Site”) and the website of Tel Aviv Stock Exchange Ltd., where the text for the Written Vote and position papers, as defined in Section 88 of the Companies Law can be located are www.magna.isa.gov.il and www.maya.tase.co.il, respectively. A Written Vote must be cast using the second part of the Written Vote form as published on the Reports Distribution Website. A shareholder may contact the Company directly in order to obtain the text of the Written Vote and position paper (if any). A member of a stock exchange may send a link to the text of the Written Vote and position paper on the Reports Distribution Website by email, free of charge, to any shareholder not registered in the register of shareholders whose shares are registered with that stock exchange member if the shareholder has given notice that he would like to receive the foregoing link, provided that the notice is given in respect of a specific securities account and on a date preceding the Cut-Off Date. A shareholder whose shares are registered with a member of a stock exchange may obtain his certification of ownership from the stock exchange member with whom his shares are held from a branch of the stock exchange member or by having it mailed to his address with payment of the mailing fees only, if he so requests. Such a request must be given in advance in relation to a specific securities account. Similarly, a shareholder who has a share registered with a member of a stock exchange – and that share is one of the shares registered in the register of shareholders in the name of a nominee company – may vote by way of Written Vote delivered to the Company through the electronic voting system.

Ex.A-30

11.4	The Written Vote must be delivered to the Company to the address set forth above, such that the Written Vote arrives at the offices of the Company no later than four (4) hours before the time that the meeting is convened. It will be possible to vote through the electronic voting system up to six (6) hours before the time that the meeting is convened.

11.5	Shareholders who wish to participate in, and vote at, the meeting without arriving at the location at which the meeting will be convened will be able to deposit a proxy form with the Company, relating to participation and voting at the meeting, at least 48 hours before the time the meeting is convened at the offices of the Company on 10 Nissim Aloni Street, G Tzameret Complex, Tel Aviv.

11.6	One or more shareholders who hold shares that constitute five percent or more of all of the voting rights in the Company (9,775,521 shares) and a person who holds such amount of all of the voting rights not held by the controlling shareholder of the Company (4,780,171 shares) may view the Written Votes, as set forth in Regulation 10 of the Companies Regulations (Written Votes and Position Papers), 5766-2005.

11.7	The final date for delivery of position papers to the Company is 10 days before the meeting is convened, or October 7, 2017 and the final date for delivering the response of the Board of Directors to the position papers is five days before the meeting is convened, or October 12, 2017.

11.8	A request for an item to be included on the agenda of the meeting pursuant to Section 66(b) of the Companies Law and pursuant to Regulation 5A of the Notices and Announcements Regulations must be delivered to the Company within seven days of the publication date of this report. If any requests are submitted to the Company to include an item on the agenda of the meeting, it is possible that items will be added to the agenda as a result. The updated agenda and the position paper that will be published (if any) will be accessible from the reports distribution websites of the Israel Securities Authority and the Stock Exchange (whose addresses are set forth in Section 11.3 above). The final date on which the Company will provide an amended text of the Written Vote, if it becomes necessary to add an item to the agenda, is the date on which the Company publishes the notice with the updated agenda. The publication of the updated agenda (if any), as aforementioned, will not change the date scheduled for the meeting.

Ex.A-31

12.	Powers of the Israel Securities Authority

The Israel Securities Authority (or an authorized employee thereof) is permitted to order the Company to provide an explanation, further detail, information or additional documents in relation to the matters set forth in this report or to order that this report be amended. If an order is given for this report to be amended, the Israel Securities Authority may order the date of the general meeting to be postponed to a date falling no earlier than three business days and no later than thirty-five business days after the date of publication of the amendment to this report.

13.	Viewing of documents

The text of the proposed resolutions, any position papers submitted to the Company, and the Periodic Report may be viewed on the Reports Distribution Website of the Israel Securities Authority and the website of Tel Aviv Stock Exchange Ltd. (whose addresses are set forth in Section 11.3 above) as well as at the offices of the Company, at the address stated above, during ordinary working hours, by prior appointment with Adv. Revital Kahlon, the secretary of the Company (telephone: 03-6948000, Fax: 03-6961910).

14.	The representatives of the Company responsible for handling this report

Adv. Ariel Aminetzah, Adv. Tali Menashe, Adv. Ilana Meril

Meitar Liquornik Geva Leshem Tal - Law Firm

16 Abba Hillel Silver Road, Ramat Gan

Telephone: 03-6103100, Fax: 03-6103111

15.	Waiver of Toronto Stock Exchange annual election and annual meeting requirements

The Toronto Stock Exchange (the “TSX”) has granted the Company a waiver from the annual election requirements and annual meeting requirements in sections 461.1 through 461.4 and 464 of the TSX Company Manual (the “Waiver”). The Company requested the Waiver in order to maintain consistency with past practice regarding the election of directors and the timing of its annual general meeting of shareholders.

The TSX has granted the Waiver based on the following considerations: (i) the inter-listing of the Ordinary Shares on the Tel Aviv Stock Exchange, the New York Stock Exchange and the TSX, (ii) the Company existing under the laws of the State of Israel and maintaining a registered main office in Tel Aviv, Israel, (iii) at least 75% of the trading volume and value of the Common Shares over the relevant period occurring on either the Tel Aviv Stock Exchange or the New York Stock Exchange, and (iv) the Company’s compliance with director election standards and practices of the Tel Aviv Stock Exchange, in addition to compliance with requirements of the New York Stock Exchange and Israeli corporate law and regulations.

Gazit-Globe Ltd.17

[17]	Signed by Dor Segal, Vice Chairman of the Board of Directors and Chief Executive Officer of the Company and Adi Jemini, Executive Vice President and Chief Financial Officer.

Ex.A-32

Appendix A

Appendix A – Directors’ Statements

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Chaim Katzman, I.D No. 030593859, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

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5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

8/15/2017	/s/ Chaim Katzman
Date	Signature

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared or was declared bankrupt was not discharged.

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STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Dori Segal, I.D No. 057493504, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

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5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

13/8/2017	/s/ Dori Segal
Date	Signature

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years .

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

A-4

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”) and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”)

I, Michael Haim Ben Dor, ID No.010178416, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

I possess the necessary skills to serve as director of the Company.

For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 and 2273 of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

A-5

I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am eligible to be considered an independent director for the purpose of serving on the audit committee and the compensation committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

I am not, and have not been with the last three years employed, as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that company’s compensation committee.

None of my immediate family members is, or has been with the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that company’s compensation committee.

My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

A-6

I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)4 of the Companies Law.

I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

16/8/2017	/s/ Michael Haim Ben Dor
Date	Signature

4 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

A-7

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”) and the Companies Regulations (Relief for Public
Companies Traded on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”)

I, Douglas Sesler, US Passport No. 113179460, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

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5.	I have not served as a director of the Company fora period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 225A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

4 For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years, he/she will not be regarded as ceasing to hold office during that period.

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8.	My other positions and activities do not and could not (I) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

9.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

10.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

11.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

12.	I am aware that pursuant to Section 2248 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

13.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

14.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

15.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

16.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

8/14/2017	/s/ Douglas Sesler
Date	Signature

5 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as ’‘reward”.

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STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR
Pursuant to the Companies Law, 1999 (the “Law”)

I, Zehavit Cohen, I.D No. 058344797, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

I possess the necessary skills to serve as director of the Company.

For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”),

I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 and 2273 of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

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I have not served as a director of the Company for a period of over nine (9) consecutive years.4

I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)5 of the Companies Law.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

4 For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years ,he/she will not be regarded as ceasing to hold office during that period.

5 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

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I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

July 31, 2017	/s/ Zehavit Cohen
Date	Signature

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Appendix B

Appendix B – Amendments to Sections 102A, 103 and 103A of the articles of association of the Company

Translation from Hebrew.
Amended Provisions of
Articles of Association	Only the Hebrew version has a legal binding effect.

of

Gazit Globe Ltd.

(amended text is marked below)

Exemption, Insurance and Indemnification of Office Holders

100.	Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract insuring the liability of an officer of the Company, in respect of any liability imposed on him following an act which he has performed in his capacity as an officer of the Company, in any one of the following events:

100.1	Breach of the duty of care towards the Company or towards any other person;

100.2	Breach of fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had reasonable grounds to assume that his act would not adversely affect the Company’s best interests;

100.3	Financial liability imposed upon him in favor of another person;

100.4	Any other event for which it is permitted and/or will be permitted to insure the liability of an officer.

100.5	Financial liability imposed upon him to a party injured by a violation in an administrative proceeding, pursuant to the provisions of Section 52BBB(a)(1)(a) of the Securities Law;

100.6	Expenses relating to an administrative proceeding conducted with regard to him, including reasonable hearing expenses inclusive of lawyer’s professional fees.

101.	Subject to the provisions of the Companies Law, the Company may exempt, in advance, an officer of the Company from his liability, in whole or in part, in respect of damage following a breach of his duty of care towards the Company. However, the Company may not exempt in advance a director from his liability to it, following a breach of the duty of care upon distribution.

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102.	Subject to the provisions of the Companies Law and the Securities Law -

102.1	The Company may grant an undertaking in advance to indemnify an officer of the Company, on account of a liability or expense as set forth in Article 102.A. below, in any of the following occurrences (hereinafter: “Indemnity Undertaking”), provided that the maximum indemnification amount under the Indemnity Undertaking will not exceed 25% of the Company’s equity as reflected in the Company’s latest financial statements published before the actual payment of the indemnification:

(a)           As set forth in Article 102.A.(1) below, provided that the Indemnity Undertaking shall be limited to such events which, at the Board of Directors’ discretion, may be anticipated in light of the Company’s actual operations at the time of issuing the Indemnity Undertaking and in such amount or by such criterion as the Board of Directors determined are reasonable under the circumstances, and the Indemnity Undertaking shall designate the events that at the Board of Directors’ discretion may be anticipated in view of the Company’s actual operations at the time of issuing the Indemnity Undertaking as well as the amount or criterion that the Board of Directors determined to be reasonable under the circumstances;

(b)          As set forth in Articles 102.A(2), 102.A(3) or 102.A.(4) below.

102.2	Without derogating from the contents of Article 102.1 above, the Company may indemnify an officer of the Company retroactively, in respect of any liability or expense as set forth in Article 102.A.(1) to Article 102.A.(4) below, that was imposed on or incurred by him following an act which he carried out in his capacity as an officer of the Company.

102A.	An indemnity undertaking or the indemnification, as set forth in Article 102 above, may be given in respect of any liability or expense as set forth in sub-Articles 102.A.(1) to 102.A.(4) below, that was imposed on the officer or incurred by him following an act which he carried out in his capacity as an officer of the Company, as follows:

102.A.(1)	financial liability imposed on him in favor of another person under a judgment, including a judgment entered under a settlement or an award approved by a court;

102.A.(2)

Reasonable litigation fees, including attorney’s fee, incurred by the officer due to any investigation or proceeding conducted against him by any authority competent to conduct an investigation or proceeding, at the end of which no indictment has been filed against him and no financial liability has been levied on him as an alternative for a criminal proceeding, or at the end of which no indictment has been filed against him but a financial liability is levied as an alternative to a criminal proceeding in an offense not requiring proof of ~~criminal~~ mens rea ~~intent~~ or relating to a financial sanction;

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In this paragraph -

The termination of a proceeding without the filing of an indictment in a case where a criminal investigation was instituted – means the closing of the file under Section 62 of the Criminal Procedure Law [Combined Version], 5742 – 1982 (in this sub-article – the Criminal Procedure Law) or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;

Financial liability as an alternative for a criminal proceeding – Financial liability imposed under law as an alternative for a criminal proceeding including an administrative penalty under the Administrative Offences Law, 5746 – 1985, penalty for an offence defined as a penalty offence under the provisions of the Criminal Procedure Law, financial sanction or financial redemption;

102.A.(3)

Reasonable litigation expenses, including lawyer’s fees paid by an officer, or with which he was charged by the court, in a proceeding filed against him by the Company or on its behalf or by any other person, or in criminal charges from which he was acquitted, or in criminal charges in which he was convicted of an offense which does not require proof of mens rea.

102.A.(4)	Any other liability or expense for which it is permitted and/or will be permitted to indemnify an officer.

102A.5	Financial liability imposed upon him toward the party injured by a violation in an administrative proceeding, pursuant to the provisions of Section 52BBB(a)(1)(a) of the Securities Law;

1002A.6	Expenses relating to an administrative proceeding conducted with regard to him, including reasonable hearing expenses inclusive of lawyer’s professional fees.

103.	Subject to the provisions of the Companies Law:

103.1

The Company may give an undertaking in advance to indemnify an office holder of the Company who serves, has served or will serve on behalf of the Company or at its request; as director or ~~office~~ Office ~~holder~~ Holder in a subsidiary of the Company and/or associated corporation of the Company and/or another corporate entity ~~company~~ (including a foreign corporate entity~~company~~) in which the Company holds directly and/or indirectly ~~at least 25% of the rights in the capital~~its securities and/or voting rights and/or the right~~s~~ to appoint directors and also other Office Holders in the Company or in the other corporate entity (hereinafter: “Office Holder in the Other Company”), due to a liability to be imposed on him or expense incurred by or charged to him, as set out in Article 102 above, due to any act taken by him during his office as director or Office Holder in the Other Company.

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103.2	Without derogating from the provisions of Article 103.1 above, the Company may indemnify ex post facto an Office Holder in the Other Company due to a liability imposed on him or expense incurred by or charged to him, as set out in Article 102 above, due to an act taken by him by virtue of his being a director or Office Holder in the Other Company.

103A	In Articles 100-103 above, the following terms shall have the meanings that follow:

103A.1	“Securities Law” – The Securities Law, 5728-1968, and any law that shall amend or replace it, as shall be in effect from time to time.

103A.2

“Adminstrarive proceeding” – A proceeding pursuant to Chapters 8C (Imposition of Financial Sanctions by the Israel Securities Authority), 8D (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or 9A (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law; as well as a proceeding under Article D of the Fourth Chapter of Part Nine of the Israeli Companies Law (“Imposition of Financial Sanctions by the Securities Authority”), as amended from time to time, and subject to any law, any procedure similar to those; A proceeding conducted under Chapter 7A (“Financial Sanctions”) of the Antitrust Law, 5748-1988, as well as any other administrative proceeding or enforcement proceedings that expenses or payments related to such proceeding are indemnifiable under the applicable law.

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Appendix C

Appendix C – Text of the amended exemption and indemnification undertaking

DEED OF EXEMPTION AND INDEMNIFICATION UNDERTAKING

This undertaking relates to the following terms, whose interpretation is presented next to them:

“The Company”	-	Gazit-Globe Ltd.
“Administrative Process”	-	A process pursuant to Chapter H3 (Imposition of a Financial Sanction by the Israel Securities Authorities), Chapter H4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or Chapter I1 (Arrangement for Prevention of Taking Measures or for Cessation of Measures Contingent on Conditions) of the Securities Law; as well as a proceeding under Article D of the Fourth Chapter of Part Nine of the Israeli Companies Law (“Imposition of Financial Sanctions by the Securities Authority”), as amended from time to time, and subject to any law, any procedure similar to those; a proceeding conducted under Chapter 7A (“Financial Sanctions”) of the Antitrust Law, 5748-1988, as well as any other administrative proceeding or enforcement proceedings that expenses or payments related to such proceeding are indemnifiable under the applicable law.
“Another Company of the Company”	-	Subsidiary of the Company and/or associated corporate entity of the Company and/or another corporate entity (including a foreign corporate entity) in which the Company holds and/or will hold, from time to time, securities and/or voting rights and/or the right to appoint directors.
“Companies Law”	-	The Companies Law, 1999 and any law that amends or replaces said law, in effect from time to time.
“Securities Law”	-	The Securities Law, 1968 and any law that amends or replaces said law, in effect from time to time.
“Officer”	-	Any person who served and/or serves the Company from time to time as an officer, as this term is defined in Section 1 of the Companies Law (including alternate director), including an officer of the Company who serves on behalf of the Company and/or at its request as an officer of Another Company of the Company and also other officers of the Company or of Another Company of the Company that were granted this deed of undertaking. ~~with another company, in which the Company has a holding of at least 25% of the ownership rights and/or the voting rights and/or the rights to appoint directors (hereinafter: “an Officer of Another Company”).~~
“Officers Insurance Policy” or “Policy”	-	A directors’ and officers’ liability insurance policy purchased or to be purchased by the Company, irrespective of whether this is one policy or more than one policy.
“The Index”	-	The Israeli consumer price index (the general index) as published from time to time by the Central Bureau of Research and Statistics, part of the Israeli Prime Minister’s Office.

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Whereas	The Officers of the Company have an Officers Insurance Policy;

And whereas	The coverage, the financial scope or the terms of the Officers Insurance Policy might not fully insure the Officers in any claim filed (if such were to be filed) against the Officers;

And whereas	The Company wishes to grant the Officers an independent undertaking of indemnification, in addition to the insurance;

And whereas	This deed of undertaking does not apply to the situations specified in Section 263 of the Companies Law;

And whereas	This deed of undertaking serves to extend the right of the Officers to indemnification and does not restrict it and it should accordingly be broadly interpreted subject to the restrictions of the law.

Accordingly, with the approval of the Audit Committee and by virtue of its decisions on November 23, 2006 and October 18, 2011, the approval of the Compensation Committee by virtue of its decision on August 16, 2017, ~~with~~ the approval of the Company’s Board of Directors and by virtue of its decisions on November 23, 2006 ~~and~~, November 7, 2011 and August 21, 2017, and with the approval of the extraordinary general meeting of the Company and by virtue of its decisions on December 31, 2006 ~~and~~, December 13, 2011 and October 17, 2017, the Company hereby undertakes in accordance with the provisions of the Companies Law and Regulations 101 through 103 of the Companies Regulations to grant the Officers of the Company the indemnification and the exemption from liability, as specified in this deed of undertaking.

1.	Exemption from Liability

The Company exempts in advance any of its Officers for damage caused and/or to be caused by him to the Company as a result of a breach of his duty of care toward it, except in the event of a breach of his duty of care in a distribution (as defined in the Companies Law).

2.	Indemnification Undertaking

Subject to the terms specified in this deed of undertaking and the provisions of the Companies Law and the Securities Law –

2.1.	The Company hereby irrevocably undertakes to indemnify any of its Officers for any financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment granted in a compromise settlement or an arbitration verdict ratified by a court, due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company of the Company (including actions prior to the date of this deed of undertaking), which are connected, directly or indirectly, with one or more of the events specified in the addendum to the deed of undertaking or any part thereof or anything connected therewith, directly or indirectly (hereinafter: “the Addendum”), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 3 below.

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2.2.	Likewise, the Company hereby irrevocably undertakes to indemnify any of its Officers for any obligation or expense as specified in clauses 2.2.1-2.2.4 below, imposed on him or expended due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company of the Company (including actions prior to the date of this deed of undertaking), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 3 below.

2.2.1.	Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer as the result of an investigation or proceedings taken against him by an authority authorized to conduct an investigation or process, and that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings, or that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings for an offense not requiring of ~~criminal intent~~mens rea or relating to of financial sanction;

In this paragraph –

Termination of proceedings without the filing of an indictment in a matter regarding which a criminal investigation was instigated – means the closing of the file pursuant to Section 62 of the Criminal Procedure Law (Consolidated Version), 1982 (in this sub-clause: “the Criminal Procedure Law”) or a stay of proceedings by the state attorney for the government pursuant to Section 231 of the Criminal Procedure Law;

A financial obligation as an alternative to criminal proceedings – a financial obligation imposed under the law as an alternative to criminal proceedings, including an administrative fine pursuant to the Administrative Offenses Law, 1985, a fine for an offense determined to be a finable offense pursuant to the Criminal Procedure Law, a financial sanction, or a forfeit.

2.2.2.	Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer or that are levied on him by the court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment where he is found innocent or where he is found guilty of an offense that does not require proof of ~~criminal intent~~mens rea.

2.2.3.	A financial obligation imposed upon him vis-à-vis a victim of a breach in administrative proceedings, as stated in Section 52BBB(A)(1)(a) of the Securities Law.

2.2.4.	Expenses expended in connection with administrative proceedings conducted with regard thereto, as well as reasonable hearing expenses, including lawyers’ professional fees.

3.	Indemnification Amount

3.1.	The indemnification amount that the Company might pay to all the Officers of the Company and/or the Officers of Another Company of the Company, cumulatively, under the present deed of undertaking for a single set of events from among the events specified in the Addendum will not exceed ~~20~~25% of the Company’s equity pursuant to the last financial statements of the Company published prior to the actual payment of the indemnification (hereinafter: “the Maximum Indemnification Amount”).

3.2.	If the total of the indemnification amounts that the Company is required to pay exceeds the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as it is at that particular time) pursuant to clause 3.1 above, the Maximum Indemnification Amount or the balance, as the case may be, will be divided between the Officers entitled to indemnification, in such a way that the indemnification amount that each of the Officers will actually receive will be calculated according to the ratio between the indemnification amount due to each of the Officers, with respect to the obligations or expenses that he has to bear as a result of the legal proceedings, and the indemnification amount due to all the aforesaid Officers, with respect to the obligations or expenses that they have to bear as a result of the legal proceedings, cumulatively with respect to said event.

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3.3.	In the event of the Officer receiving indemnification or being entitled to receive indemnification from the insurer of the Officers Insurance Policy, with respect to the event that is the subject of the indemnification, the indemnification will be granted with respect to the difference between the amount of the financial obligation imposed on the Officer and/or the legal expenses that the Officer expended or was liable for, as referred to in clause 2 above, and the amount received from the insurer with respect to said matter, provided that the indemnification amount that the Company will be liable for pursuant to this deed of undertaking will not exceed the Maximum Indemnification Amount.

4.	Attending to a Claim

In every instance where an Officer might be entitled to indemnification as referred to above, the Officer and the Company will act as follows:

4.1.	The Officer will inform the Company in writing of any legal proceedings instigated against him and of every suspicion or threat that legal proceedings are to be filed against him and of circumstances brought to his attention that could lead to the filing of legal proceedings against him (hereinafter: “the Proceedings”), and will do so as soon as possible after first becoming aware of this and will provide, without delay, to the Company or to whosoever the Company designates, a copy of every document sent to him in connection with the said Proceedings.

4.2.	The Officer will cooperate fully with the Company and with whosoever the Company designates, including with the insurer of the Officers Insurance Policy, and will provide all information required in connection with the claim and will also comply with all other provisions of the Policy in connection with mounting a defense against a claim.

4.3.	The Company will be entitled to take the legal defense of the Officer in the Proceedings upon itself and to consign the handling of the defense to a lawyer, whose identity will be determined by the Company at its discretion, taking into consideration the Company’s obligations pursuant to the Officers Insurance Policy and the possibility of a lawyer being appointed on behalf of the insurer (hereinafter: “the Company’s Attorney”).

4.4.	Notwithstanding the contents of clause 4.3 above, the Officer may object to being represented by the Company’s Attorney for reasonable reasons or in circumstances where, in the opinion of the Officer or in the opinion of the Company’s Attorney, there is a conflict of interests between the Officer’s defense and the defense of the Company.

4.5.	If, within fourteen days of receiving the notice referred to in clause 4.1 above, the Company (or the insurer) does not take the defense of the Officer in the Proceedings upon itself, or if the Officer and/or the Company’s Attorney have objected to his being represented by the Company’s Attorney in the circumstances referred to in clause 4.4 above, the Officer may consign the handling of the defense to a lawyer chosen by himself (hereinafter: “the Other Attorney”), with the proviso that the amount of the professional fees to be paid to the Other Attorney will require the approval of the Company’s Audit Committee, which will examine their reasonableness. The Officer will be given the opportunity to appear and argue before the Audit Committee, and the Audit Committee will explain its decision. The Officer may appeal the decision to the Board of Directors and the Officer will be given the opportunity to appear and argue before the Board of Directors. If the full amount of the professional fees requested is not approved, and the Officer decides not to forgo engaging the services of the Other Attorney, the Officer will be entitled – if he so desires – to accept from the Company the amount of reasonable professional fees approved for him, with the balance being paid by the Officer from his own pocket.

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4.6.	Notwithstanding the contents of clauses 4.4 and 4.5 above, if the Officers Insurance Policy is applicable to the matter, the Company will act in accordance with the provisions of the Policy in all matters pertaining to disputes with the insurer regarding the identity of the representing attorney. Pursuant to the provisions of the Policy, if the handling of the defense is consigned to the Other Attorney, due to the circumstances of the matter, the Insurer will be permitted to be released from his obligation or to have his obligation reduced, and the provisions of the Policy will prevail in this matter over any agreement between the Officer and the Company. However, the Company is to make every reasonable effort within its capabilities pursuant to the Policy to comply with the wishes of the Officer.

4.7.	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 4.4 above, the Officer will sign, at the request of the Company, an authorization deed empowering the Company, and also the Company’s Attorney, to attend to the defense in the Proceedings in his name and to represent him in all matters connected with this defense, and the Company and the Company’s Attorney will be permitted to attend to the aforesaid exclusively (while reporting regularly to the Officer and consulting with him and with his legal advisors) and will be permitted to bring the Proceedings to a close, if this is deemed fitting, subject to the contents of clause 4.15 below.

4.8.	The Officer will cooperate with the Company and with the Company’s Attorney in any reasonable manner that either of the latter may request within the context of dealing with the Proceedings, including the signing of petitions, affidavits and any other document.

4.9.	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 4.4 above, the Company will bear all the expenses and payments pertaining thereto, whereby the Officer will not be asked to pay for these, or to finance them, from his own pocket, and the Company will not hold the Officer liable under this deed of undertaking for legal expenses, including lawyers’ professional fees, expended by the Officer in mounting a defense in the Proceedings.

4.10.	At the request of the Officer, the Company will pay him, as an advance, the amount (or amounts) needed by him to cover reasonable expenses borne by the Officer, including lawyers’ professional fees, and for which the Officer is entitled to be indemnified pursuant to this deed of undertaking. The amounts of the advance will be agreed between the Officer and the Company and, in the event of failing to reach agreement – will be determined by an arbitrator agreed upon by the parties.

4.11.	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, whether as an advance or whether for another purpose, and it is subsequently revealed that the Officer must refund it, either wholly or partially, due to the fact that he was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, the amount of the refund will be subject to Index linkage differences, as well as to interest at the rates normally charged by Bank Hapoalim Ltd. on Index-linked loans, from the date that the amount was paid through to the date of it being repaid.

4.12.	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, and subsequently the charge for which the amount was paid was cancelled or the amount was reduced for any reason whatsoever, the Officer will assign to the Company his full rights to the refund of the amount from the plaintiff in the Proceedings and will do whatever is necessary in order for this assignment to be valid and for the Company to be able to exercise it, and, having done so – will be exempt from having to repay the amount for which the refund right was assigned. If he has not done so, the Officer will be liable to repay the amount, or part thereof, as the case may be, together with linkage differences and interest at the rates and for the period according to which he is entitled to the refund of the amount from the plaintiff.

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4.13.	If the Company’s Attorney represented the Company and the Officer in the Proceedings, and it is subsequently revealed that the Officer was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, and a dispute arises over the Officer’s liability to refund legal expenses or over the amounts of the refund, the dispute will be resolved by an arbitrator agreed upon by the parties. The Company will bear the arbitration expenses, including lawyers’ professional fees, unless the arbitrator rules in his decision that the Officer’s use of the arbitration proceedings was not in good faith. The arbitrator will be appointed according to the procedure prescribed in clause 4.14 below.

4.14.	The Officer is not to agree to a compromise settlement or to having the Proceedings resolved through arbitration, unless the Company has first agreed to this in writing and, should the consent of the insurer be necessary, then after having received the consent of the insurer of the Officers Insurance Policy. The Company will not agree to a compromise settlement unless the compromise agreement does not expose the Company and/or the Officer to additional claims by the plaintiff or plaintiffs and that the agreement does not contain any admission or recognition of the Officers’ responsibility for the cause that is the subject of the Proceedings. The Company will bring the details of the compromise agreement to the attention of the Officers. In the event of there being a dispute between the Company and the Officer or Officers over the question of whether the compromise agreement meets the provisions of this clause, the dispute will be brought for speedy resolution before an arbitrator, who will be appointed at the request of the Company or an Officer. The arbitrator will be appointed with the consent of the parties within seven days following the request of either of the parties to have the dispute resolved by an arbitrator and, if an accord cannot be reached between the parties regarding the identity of the arbitrator, the identity of the arbitrator will be decided upon by the Chairman of the Israel Bar Association. The Company will bear the arbitration expenses, including lawyers’ professional fees.

4.15.	The Company, as well as the Company’s Attorney, will not agree to a compromise settlement the amount of which exceeds the indemnification amount to which the Officer would be entitled to, unless first agreed to in writing by the Officer and, should the consent of the insurer be necessary – then after having first received the consent of the insurer.

5.	Validity of the Undertaking

5.1.	The indemnification undertaking will be valid in relation to measures that will be taken against the Officer during the course of his work or his service with the Company and also in relation to measures that will be taken against him, as well as against his estate, subsequent to the date of terminating his work or his service with the Company, provided that these relate to actions taken by him from the date of his being appointed an Officer, while or due to being an Officer of the Company or of Another Company of the Company, or as a result thereof. The indemnification undertaking will also stand to the good of the Officer’s estate, his heirs and his other subrogates in accordance with the law.

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5.2.

The Company will not be asked, pursuant to this deed of indemnification undertaking, to pay any money that is actually to be paid to an Officer or for him or in his place, by any means whatsoever, within the framework of insurance purchased by the Company or within the framework of insurance purchased by ~~a~~ Another ~~company~~ Company of the Company~~under the control of the Company or a corporation related to the Company~~ (if the Officer serves therein as an Officer at the Company’s request) or any indemnification undertaking of ~~a~~ Another ~~company~~ Company of the Company ~~under the control of the Company or a related corporation~~ or any other person apart from the Company (the “Other Source”).

5.3.	In the event the Company shall pay any amounts to the Officer, according to this deed of undertaking, before the date on which the aforementioned amounts were paid to the Officer or on his behalf or by the Other Source, then, at the Company’s request, the Officer will be required to assign his rights to receive such amounts from the Other Source and will authorize the Company to collect such amounts on his behalf, to the extent such authorization is required under this section, and shall refund to the Company any amount paid to him from the Other Source, immediately after receiving it.

~~5.2.~~5.4.	For the avoidance of doubt, it is hereby clarified that the indemnification undertaking pursuant to this deed of undertaking shall also apply to the amount of the personal deductible of the Officer under the Policy (to the extent that the Officer is required to bear it).

~~5.3.~~5.5.	Nothing in this deed of indemnification undertaking will be deemed as prejudicing or derogating from the Company’s undertakings pursuant to deeds of indemnification granted to the Officers of the Company before the present deed of undertaking went into effect, insofar as such undertakings are legally valid, provided that the Company is not liable to indemnify the Officers for a particular event both under the previous deed of indemnification and also under this deed of undertaking.

~~5.4.~~5.6.	Nothing in this deed of undertaking will be deemed as cancelling or derogating or renouncing another indemnification that the Officer is entitled to from another source pursuant to the provisions of any law or pursuant to any other undertaking subject to the final section of clause 5.3 above.

~~5.5.~~5.7.	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from granting indemnification or special additional indemnifications to the Officer, provided that this does not derogate or prejudice the indemnification undertakings that are the subject of this deed of indemnification.

~~5.6.~~5.8.	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from increasing the Maximum Indemnification Amount for the indemnifiable events, whether because of a reduction in the insurance coverage under the Officers Insurance Policy or because the Company is unable to obtain Officers insurance that will cover the indemnifiable events at reasonable terms or for any other reason, provided that the aforesaid decision is taken in the manner prescribed in the Companies Law.

~~5.7.~~5.9.	The Company’s undertakings under this deed of undertaking will be interpreted broadly and in a manner intended for their fulfillment, to the extent possible pursuant to the law, for the purpose for which they were intended. In the event of any contradiction between any provision in this deed of undertaking and the provision of any law, that cannot be made conditional thereto, or altered or added thereto, the provision of the aforesaid law will prevail, but this will not suffice to prejudice or to derogate from the validity of the remaining provisions of this deed of undertaking.

5.10.	To remove any uncertainty, it is hereby stated that this deed of undertaking does not constitute a contract in favor of a third party ~~and it is not assignable.~~, including without limitation, any insurer or Other Source. Therefore, no insurer or Other Source shall have the right to demand the participation of the Company in any payment in which the insurer or the Other Source is obligated to bear, under any agreement and/or undertaking between the insurer and the Other Source and the Company and/or the Officer.

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5.11.	This deed of undertaking is personal and cannot be assigned by the Officer.

~~5.8.~~5.12.	The provisions of this deed of undertaking shall prevail over any prior undertaking or agreement (prior to the signing of this deed of undertaking), whether in writing or orally, between the Company and the Officer with respect to the said matters in this deed of undertaking. In addition, the provisions of this deed of undertaking shall apply to events that occurred prior to the signing of this deed of undertaking. The foregoing is subject to any prior indemnification undertaking issued to the Officer, if applicable, and in the event such indemnification undertaking was issued, it shall continue to apply and be valid, subject to any law, with respect to any event that occurred prior to the signing of this deed of undertaking (even if a proceedings were filed against the Officer after the date of this deed of undertaking), if this deed of undertaking shall adversely affect the terms of indemnity for the Officer in relation to such event.

6.	An indemnification undertaking in favor of an Officer of the Company under this deed of undertaking will also apply to an Officer of Another Company of the Company, as defined in the prelude to this deed of indemnification, mutatis mutandis, with respect to events and actions that take place within the framework of his service or his duties with Another Company of the Company.

~~6.~~7.	This deed of undertaking shall be governed by the laws of the State of Israel and the competent courts of Tel-Aviv shall have exclusive jurisdiction over any matter related to this deed of undertaking.

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ADDENDUM TO DEED OF INDEMNIFICATION – GAZIT-GLOBE LTD.

THE EVENTS

1.	Investments that are made by the Company and/or by a subsidiary and/or by Another Company of the Company in various corporations, and actions in connection therewith, including investments that the Company makes in properties, whether prior or subsequent to the making of the investment, including evaluating the investment, entering into an agreement for the investment transaction, obtaining the necessary approvals, executing the investment, monitoring and supervising it, activating means of control in relation to the investment (including voting at general meetings of the companies in which the investment was made, appointing directors therein, etc.), as well as the disposal of the investment, including but not limited to, negotiations, due diligence, oral and written commitments, signing of agreements and/or other documents, etc..

The aforesaid will also cover the following types of transactions: sales, acquisitions (including by way of the exercise of an option or another convertible security, and also by way of purchase offers filed by the Company), the lending, pledge or holding of securities (both listed and unlisted).

The aforesaid will also cover indirect investments, for instance, by means of entities that are themselves engaged in investments (such as, venture capital funds, hedge funds and private equity funds).

2.	Account management, the receipt of credit, the transfer, sale, lease or acquisition of assets or liabilities, including securities or the grant or receipt of a usage right in any of these, or the grant of any other right in any of these or another agreement relating to the rights in the assets of the Company or to make use of them, as well as any action pertaining directly and/or indirectly to the aforesaid transaction, including debit cards, bank guarantees, letters of credit, investment consulting agreements with portfolio managers, hedging transactions, options, futures contracts, derivatives, swap transactions, etc.

3.	Reporting (including immediate, periodic or other reporting), a disclosure or ~~failing in~~ impairment in disclosure, notice or the provision of information, a declaration or documents in another way (or refraining from any of these) ~~pursuant to the Companies Law~~which are submitted by the Company or by Another Company of the Company, pursuant to any law, including but not limited to companies laws, ~~the S~~securities ~~Law~~laws, ~~the Restrictive Trade Practices Law~~ antitrust laws, ~~1988,~~ tax laws, ~~together with the laws amending or replacing the above laws~~labor laws, in Israel or abroad, including in the US and Canada, as well as the regulations, orders, guidelines, rules or directives of any authorized agency enacted ~~thereunder~~ in the jurisdiction of the Company's operations (including the Israel Securities Authority, TASE, ACC, NYSE, TSX, the Antitrust Authority, the Tax Authority, the National Insurance Institute, government ministries and bodies) (hereinafter: “the State Authorities”) (hereinafter: “the Laws Relevant to the Business Sphere”) or pursuant to the laws, regulations, orders, guidelines, rules or directives that address similar overseas matters, or pursuant to rules or guidelines followed by stock exchanges in Israel and abroad, and/or refraining from filing such reports or notices. In addition, compliance or non-compliance with orders, requirements, instructions and regulations of various authorities, institutions and entities in Israel and abroad.

4.	The issuance and/or receipt of licenses, permits and approvals in Israel and/or overseas (including with regard to planning and construction matters and environmental issues), keeping to and complying with the terms included therein or by virtue thereof, as well as the provision of information in connection with the aforesaid licenses, permits and approvals, whether these are by virtue of the Laws Relevant to the Business Sphere or whether they are by virtue of any other law (or refraining from any of the aforesaid).

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5.	An action relating to a tax liability of the Company and/or Another Company of the Company and/or shareholders of any of them, including a payment or refraining from making a payment to any of the State Authorities, whether by virtue of the Laws Relevant to the Business Sphere or whether by virtue of any other law, including payments of income tax, sales tax, betterment tax, transfer taxes, excise duties, value added tax, stamp duties, customs, National Insurance payments, municipal levies, fees, imposts, as well as all types of fines, interest and supplements with respect to linkage.

~~5.~~6.	An action in connection with legal proceedings, including outside of Israel, avoidance of legal proceedings, objecting to legal process or consent to legal proceedings; engagement in settlement agreements as part of legal proceedings or in place of legal proceedings; engagement in agreements with enforcement, supervisory or regulatory authorities in Israel or abroad, including in the framework of criminal or administrative proceedings.

~~6.~~7.	Proper disclosure, including the provision of information as required pursuant to the Laws Relevant to the Business Sphere.

~~7.~~8.	Participation in tenders.

~~8.~~9.	Publicizing and/or marketing the activities and business of the Company.

~~9.~~10.	An utterance or statement (including the presentation of a position or an opinion) made by the Officer during the course of his duties and by virtue of his position, including within the framework of general meetings, meetings of the Board of Directors, and discussions and activities of other organs of corporations of any kind.

~~10.~~11.	Making (or the absence of making) arrangements for proper insurance.

~~11.~~12.	Determining business policy and setting exposure ceilings and limits, including with customers and service providers, as well as from the aspect of investments, financing and credit (or refraining from setting the aforesaid policy or limits).

~~12.~~13.	Harming, violating or misusing intellectual property rights of any third party.

~~13.~~14.	A discharge of fluids, emission, leakage, diffusion, spillage or other form of pollution (hereinafter: “Pollution”), or a risk of Pollution or exposure to any kind of poisonous, explosive or otherwise dangerous material, waste or other materials, the treatment of which is governed by the environmental laws, in every location owned, possessed or used by the Company or where it operates.

~~14.~~15.	Issuing and/or offering securities~~,~~ and buy-back of securities by the Company or by Another Company of the Company or by shareholders of the Company or of Another Company of the Company, to the public or not to the public, including, but without derogating from the generality of the aforesaid, an offering of securities to the public pursuant to a prospectus, a shelf prospectus, a shelf offer report, a private offering, or an offering of securities by any other means (including a sale offer), and everything pertaining thereto, including preliminary actions in connection with the aforesaid, the conduct of due diligence examinations, the provision of written or oral information, the preparation and signature of a prospectus, financial statements, opinions, reports pursuant to any law, and other offer documents.

~~15.~~16.	Purchase offers for the Company’s securities (including buy-back), including in connection with an opinion of the Company’s Board of Directors in the case of a special purchase offer, as defined in the Companies Law, or the refraining from giving such an opinion.

~~16.~~17.	A restructuring of the Company or its reorganization (whether at the corporate level or at the organizational-operational level) and any decision pertaining thereto, including, but without derogating from the generality of the aforesaid, a merger, split, allocation, change in the Company’s capital or its sale; a winding-up or sale, or a winding-up or sale of subsidiaries, receivership, creditors arrangement, stay of proceedings or similar proceedings involving the Company or in Another Company of the Company (including the editing and amendment of trust deeds, debentures and bank documents).

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~~17.~~18.	A distribution (as defined in the Companies Law), including, for the avoidance of any doubt, buy-back of the Company's securities.

19.	Preparing, editing, ~~or~~ approving, signing or filling of financial statements, including of Another Company of the Company, as well as assessments in connection with the effectiveness of the internal control (SOX) and other matters included in the MD&A, including statements and references to the financial statements, decisions regarding the application of accounting rules and the restatement in the financial statements and including activities relating to the internal control of the Company, accounting estimates and assessments (inter alia, for the purpose of IFRS), as well as work plans, business plans or forecasts in connection with the Company.

~~18.~~20.	Adoption and reliance on external opinions, including, inter alia, for the purpose of filling an immediate report, prospectus, financial statements or any other disclosure document, and for the purpose of executing a transaction, including, but without derogating from the generality of the aforesaid, a merger transaction.

~~19.~~21.	A determination by the Board of Directors that a director possesses accounting and financial expertise and a determination by the Board of Directors that a director possesses professional qualifications.

~~2.0~~22.	Formulating and executing business plans or forecasts in connection with the Company. Formulating and executing work plans, including costing, marketing, distribution, and guidelines for employees, agents, suppliers and other service providers.

23.	Providing information to the shareholders of the Company, including interested parties therein (or refraining from all the aforesaid).

~~21.~~24.	Decisions and/or actions in connection with the approval of transactions with interested parties in the Company or in Another Company of the Company.

~~22.~~25.	Engagement of employees, including labor relations, work safety (including personal injury to employees and third parties), compensation, grant of options, other securities and other benefits, retirement and pension arrangements.

26.	~~Entering into agreements~~Engagements (including negotiations, entering into and performance of a contract) with service providers, including suppliers, contractors and advisors, as well as an act or omission directly and/or indirectly in connection with the Company's activity in the yielding assets segment, including an act and/or omission in connection with engagements with tenants, management services (provided directly or through Another Company of the Company), and actions related to licensing and construction.

~~23.~~27.	Any proceeding, claim or demand in connection with: (a) the requirements of purchasers, owners, tenants, landlords or any other holders of the Company's assets or rights in respect thereof; (b) relations with owners of assets in which the Company acquired various rights (including by way of lease, purchase, rental, easement, mortgages, pledges, etc.); (c) relations of the Company with local authorities and /or local corporations and /or any other administrative authority; (d) requirements of owners of real estate rights which are adjacent to the Company's properties.

28.	Any action that causes personal injury, sickness, death, or damage to property (including loss of use thereof).

29.	Activities related to risk management (including credit risks, currency, insurance, legal and operational risks).

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30.	An action concerning accessibility, proper representation, non-discrimination and the fulfillment of rights granted to people with disabilities, and any discrimination for any other reason.

31.	An event arising from the fact that the Company is a reporting corporation or derives from the fact that its securities were offered to the public or as a result of the fact that its securities are traded on a stock exchange in Israel or abroad, including on the NYSE and the TSX.

~~24.~~32.	Events that are directly or indirectly related to the operations of the Company and/or to Another Company of the Company and/or to the Officer of the Company or of Another Company of the Company, of non-compliance and/or breach of any law, including, without derogating from the generality of the aforesaid, statutory provisions, judgments, procedures, directives, permits, orders, official positions of competent authorities, etc., issued by a governmental or regulatory authority and/or any other entity, whether in Israel or abroad, including legal and/or administrative proceedings and/or other proceedings conducted by or against the Company and/or Another Company of the Company and/or of the Officer in the fulfillment of his position in the Company or in Another Company of the Company, including related areas and general provisions relating to, including but not limited to, planning and zoning, money laundering, employment of employees and contractors, environmental, personal injury, property and environmental damages.

In this Addendum, “the Company” means the Company and/or corporations whose securities are held by the Company.

Each of the events specified above also applies in connection with the service of the Officer of Another Company of the Company, as defined in the prelude to the above deed of indemnification.

In each of the events specified above – including in connection with documents associated with the aforesaid matters and in connection with the actions and decisions associated with the aforesaid matters, and in connection with representations and commitments made in relation to the aforesaid matters, including such representations and commitments made to third parties (including the State Authorities) or to the Company or to anyone acting on its behalf (including to its advisors, such as accountants, lawyers, etc.).

In each of the events specified above – whether they took place in Israel or whether they took place abroad.

Wherever reference is made anywhere in the aforesaid to any action, this also refers to not taking an action (viz., omission, as well as commission) or its commission in a defective manner (including failure to take the legally-required action or its commission in a defective manner that fails to meet the legal requirements), including decision making, except where, within the context of the matters referred to in a specific provision, such an interpretation cannot be supported.

The references hereto to any laws, regulations, rules, procedures or directives are also with respect to foreign law.

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Appendix D

Appendix D – Text of the indemnification undertaking proposed for issue to Messrs. Katzman and Segal

DEED OF INDEMNIFICATION UNDERTAKING

This undertaking relates to the following terms, whose interpretation is presented next to them:

“The Company”	-	Gazit-Globe Ltd.

“Administrative Process”	-

A process pursuant to Chapter H3 (Imposition of a Financial Sanction by the Israel Securities Authorities), Chapter H4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or Chapter I1 (Arrangement for Prevention of Taking Measures or for Cessation of Measures Contingent on Conditions) of the Securities Law; as well as a proceeding under Article D of the Fourth Chapter of Part Nine of the Israeli Companies Law (“Imposition of Financial Sanctions by the Securities Authority”), as amended from time to time, and subject to any law, any procedure similar to those; a proceeding conducted under Chapter 7A (“Financial Sanctions”) of the Antitrust Law, 5748-1988, as well as any other administrative proceeding or enforcement proceedings that expenses or payments related to such proceeding are indemnifiable under the applicable law.

“Another Company of the Company”	-	Subsidiary of the Company and/or associated corporate entity of the Company and/or another corporate entity (including a foreign corporate entity) in which the Company holds and/or will hold, from time to time, securities and/or voting rights and/or the right to appoint directors.

“Companies Law”	-	The Companies Law, 1999 and any law that amends or replaces said law, in effect from time to time.

“Securities Law”	-	The Securities Law, 1968 and any law that amends or replaces said law, in effect from time to time.

“Officer”	-

Any person who served and/or serves the Company from time to time as an officer, as this term is defined in Section 1 of the Companies Law (including alternate director), including an officer of the Company who serves on behalf of the Company and/or at its request as an officer of Another Company of the Company and also other officers of the Company or of Another Company of the Company that were granted this deed of undertaking. ~~with another company, in which the Company has a holding of at least 25% of the ownership rights and/or the voting rights and/or the rights to appoint directors (hereinafter: “an Officer of Another Company”).~~

“Officers Insurance Policy” or “Policy”	-	A directors’ and officers’ liability insurance policy purchased or to be purchased by the Company, irrespective of whether this is one policy or more than one policy.

“The Index”	-	The Israeli consumer price index (the general index) as published from time to time by the Central Bureau of Research and Statistics, part of the Israeli Prime Minister’s Office.

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Whereas	The Officers of the Company have an Officers Insurance Policy;

And whereas	The coverage, the financial scope or the terms of the Officers Insurance Policy might not fully insure the Officers in any claim filed (if such were to be filed) against the Officers;

And whereas	The Company wishes to grant the Officers an independent undertaking of indemnification, in addition to the insurance;

And whereas	This deed of undertaking does not apply to the situations specified in Section 263 of the Companies Law;

And whereas	This deed of undertaking serves to extend the right of the Officers to indemnification and does not restrict it and it should accordingly be broadly interpreted subject to the restrictions of the law.

Accordingly, with the approval of the Audit Committee and by virtue of its decisions on November 23, 2006 and October 18, 2011, the approval of the Compensation Committee by virtue of its decision on August 16, 2017, the approval of the Company’s Board of Directors and by virtue of its decisions on November 23, 2006 ~~and~~, November 7, 2011 and August 21, 2017, and ~~with~~ the approval of the extraordinary general meeting of the Company and by virtue of its decisions on December 31, 2006 ~~and~~, December 13, 2011 and October 17, 2017, the Company hereby undertakes in accordance with the provisions of the Companies Law and Regulations 101 through 103 of the Companies Regulations to grant the Officers of the Company the indemnification, as specified in this deed of undertaking.

1.	Indemnification Undertaking

Subject to the terms specified in this deed of undertaking and the provisions of the Companies Law and the Securities Law –

1.1.

The Company hereby irrevocably undertakes to indemnify any of its Officers for any financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment granted in a compromise settlement or an arbitration verdict ratified by a court, due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company of the Company (including actions prior to the date of this deed of undertaking), which are connected, directly or indirectly, with one or more of the events specified in the addendum to the deed of undertaking or any part thereof or anything connected therewith, directly or indirectly (hereinafter: “the Addendum”), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 2 below.

1.2.	Likewise, the Company hereby irrevocably undertakes to indemnify any of its Officers for any obligation or expense as specified in clauses 1.2.1-1.2.4 below, imposed on him or expended due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company of the Company (including actions prior to the date of this deed of undertaking), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 2 below.

1.2.1.

Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer as the result of an investigation or proceedings taken against him by an authority authorized to conduct an investigation or process, and that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings, or that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings for an offense not requiring proof of ~~criminal intent~~mens rea or relating to of financial sanction;

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In this paragraph –

Termination of proceedings without the filing of an indictment in a matter regarding which a criminal investigation was instigated – means the closing of the file pursuant to Section 62 of the Criminal Procedure Law (Consolidated Version), 1982 (in this sub-clause: “the Criminal Procedure Law”) or a stay of proceedings by the state attorney for the government pursuant to Section 231 of the Criminal Procedure Law;

A financial obligation as an alternative to criminal proceedings – a financial obligation imposed under the law as an alternative to criminal proceedings, including an administrative fine pursuant to the Administrative Offenses Law, 1985, a fine for an offense determined to be a finable offense pursuant to the Criminal Procedure Law, a financial sanction, or a forfeit.

1.2.2.	Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer or that are levied on him by the court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment where he is found innocent or where he is found guilty of an offense that does not require proof of ~~criminal intent~~mens rea.

1.2.3.	A financial obligation imposed upon him vis-à-vis a victim of a breach in administrative proceedings, as stated in Section 52BBB(A)(1)(a) of the Securities Law.

1.2.4.	Expenses expended in connection with administrative proceedings conducted with regard thereto, as well as reasonable hearing expenses, including lawyers’ professional fees.

2.	Indemnification Amount

2.1.	The indemnification amount that the Company might pay to all the Officers of the Company and/or the Officers of Another Company of the Company, cumulatively, under the present deed of undertaking for a single set of events from among the events specified in the Addendum will not exceed ~~20~~25% of the Company’s equity pursuant to the last financial statements of the Company published prior to the actual payment of the indemnification (hereinafter: “the Maximum Indemnification Amount”).

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2.2.	If the total of the indemnification amounts that the Company is required to pay exceeds the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as it is at that particular time) pursuant to clause 2.1 above, the Maximum Indemnification Amount or the balance, as the case may be, will be divided between the Officers entitled to indemnification, in such a way that the indemnification amount that each of the Officers will actually receive will be calculated according to the ratio between the indemnification amount due to each of the Officers, with respect to the obligations or expenses that he has to bear as a result of the legal proceedings, and the indemnification amount due to all the aforesaid Officers, with respect to the obligations or expenses that they have to bear as a result of the legal proceedings, cumulatively with respect to said event.

2.3.	In the event of the Officer receiving indemnification or being entitled to receive indemnification from the insurer of the Officers Insurance Policy, with respect to the event that is the subject of the indemnification, the indemnification will be granted with respect to the difference between the amount of the financial obligation imposed on the Officer and/or the legal expenses that the Officer expended or was liable for, as referred to in clause 2 above, and the amount received from the insurer with respect to said matter, provided that the indemnification amount that the Company will be liable for pursuant to this deed of undertaking will not exceed the Maximum Indemnification Amount.

3.	Attending to a Claim

In every instance where an Officer might be entitled to indemnification as referred to above, the Officer and the Company will act as follows:

3.1.	The Officer will inform the Company in writing of any legal proceedings instigated against him and of every suspicion or threat that legal proceedings are to be filed against him and of circumstances brought to his attention that could lead to the filing of legal proceedings against him (hereinafter: “the Proceedings”), and will do so as soon as possible after first becoming aware of this and will provide, without delay, to the Company or to whosoever the Company designates, a copy of every document sent to him in connection with the said Proceedings.

3.2.	The Officer will cooperate fully with the Company and with whosoever the Company designates, including with the insurer of the Officers Insurance Policy, and will provide all information required in connection with the claim and will also comply with all other provisions of the Policy in connection with mounting a defense against a claim.

3.3.	The Company will be entitled to take the legal defense of the Officer in the Proceedings upon itself and to consign the handling of the defense to a lawyer, whose identity will be determined by the Company at its discretion, taking into consideration the Company’s obligations pursuant to the Officers Insurance Policy and the possibility of a lawyer being appointed on behalf of the insurer (hereinafter: “the Company’s Attorney”).

3.4.	Notwithstanding the contents of clause 3.3 above, the Officer may object to being represented by the Company’s Attorney for reasonable reasons or in circumstances where, in the opinion of the Officer or in the opinion of the Company’s Attorney, there is a conflict of interests between the Officer’s defense and the defense of the Company.

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3.5.	If, within fourteen days of receiving the notice referred to in clause 3.1 above, the Company (or the insurer) does not take the defense of the Officer in the Proceedings upon itself, or if the Officer and/or the Company’s Attorney have objected to his being represented by the Company’s Attorney in the circumstances referred to in clause 3.4 above, the Officer may consign the handling of the defense to a lawyer chosen by himself (hereinafter: “the Other Attorney”), with the proviso that the amount of the professional fees to be paid to the Other Attorney will require the approval of the Company’s Audit Committee, which will examine their reasonableness. The Officer will be given the opportunity to appear and argue before the Audit Committee, and the Audit Committee will explain its decision. The Officer may appeal the decision to the Board of Directors and the Officer will be given the opportunity to appear and argue before the Board of Directors. If the full amount of the professional fees requested is not approved, and the Officer decides not to forgo engaging the services of the Other Attorney, the Officer will be entitled – if he so desires – to accept from the Company the amount of reasonable professional fees approved for him, with the balance being paid by the Officer from his own pocket.

3.6.	Notwithstanding the contents of clauses 3.4 and 3.5 above, if the Officers Insurance Policy is applicable to the matter, the Company will act in accordance with the provisions of the Policy in all matters pertaining to disputes with the insurer regarding the identity of the representing attorney. Pursuant to the provisions of the Policy, if the handling of the defense is consigned to the Other Attorney, due to the circumstances of the matter, the Insurer will be permitted to be released from his obligation or to have his obligation reduced, and the provisions of the Policy will prevail in this matter over any agreement between the Officer and the Company. However, the Company is to make every reasonable effort within its capabilities pursuant to the Policy to comply with the wishes of the Officer.

3.7.	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 3.4 above, the Officer will sign, at the request of the Company, an authorization deed empowering the Company, and also the Company’s Attorney, to attend to the defense in the Proceedings in his name and to represent him in all matters connected with this defense, and the Company and the Company’s Attorney will be permitted to attend to the aforesaid exclusively (while reporting regularly to the Officer and consulting with him and with his legal advisors) and will be permitted to bring the Proceedings to a close, if this is deemed fitting, subject to the contents of clause 3.15 below.

3.8.	The Officer will cooperate with the Company and with the Company’s Attorney in any reasonable manner that either of the latter may request within the context of dealing with the Proceedings, including the signing of petitions, affidavits and any other document.

3.9.	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 3.4 above, the Company will bear all the expenses and payments pertaining thereto, whereby the Officer will not be asked to pay for these, or to finance them, from his own pocket, and the Company will not hold the Officer liable under this deed of undertaking for legal expenses, including lawyers’ professional fees, expended by the Officer in mounting a defense in the Proceedings.

3.10.	At the request of the Officer, the Company will pay him, as an advance, the amount (or amounts) needed by him to cover reasonable expenses borne by the Officer, including lawyers’ professional fees, and for which the Officer is entitled to be indemnified pursuant to this deed of undertaking. The amounts of the advance will be agreed between the Officer and the Company and, in the event of failing to reach agreement – will be determined by an arbitrator agreed upon by the parties.

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3.11.	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, whether as an advance or whether for another purpose, and it is subsequently revealed that the Officer must refund it, either wholly or partially, due to the fact that he was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, the amount of the refund will be subject to Index linkage differences, as well as to interest at the rates normally charged by Bank Hapoalim Ltd. on Index-linked loans, from the date that the amount was paid through to the date of it being repaid.

3.12.	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, and subsequently the charge for which the amount was paid was cancelled or the amount was reduced for any reason whatsoever, the Officer will assign to the Company his full rights to the refund of the amount from the plaintiff in the Proceedings and will do whatever is necessary in order for this assignment to be valid and for the Company to be able to exercise it, and, having done so – will be exempt from having to repay the amount for which the refund right was assigned. If he has not done so, the Officer will be liable to repay the amount, or part thereof, as the case may be, together with linkage differences and interest at the rates and for the period according to which he is entitled to the refund of the amount from the plaintiff.

3.13.	If the Company’s Attorney represented the Company and the Officer in the Proceedings, and it is subsequently revealed that the Officer was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, and a dispute arises over the Officer’s liability to refund legal expenses or over the amounts of the refund, the dispute will be resolved by an arbitrator agreed upon by the parties. The Company will bear the arbitration expenses, including lawyers’ professional fees, unless the arbitrator rules in his decision that the Officer’s use of the arbitration proceedings was not in good faith. The arbitrator will be appointed according to the procedure prescribed in clause 3.14 below.

3.14.	The Officer is not to agree to a compromise settlement or to having the Proceedings resolved through arbitration, unless the Company has first agreed to this in writing and, should the consent of the insurer be necessary, then after having received the consent of the insurer of the Officers Insurance Policy. The Company will not agree to a compromise settlement unless the compromise agreement does not expose the Company and/or the Officer to additional claims by the plaintiff or plaintiffs and that the agreement does not contain any admission or recognition of the Officers’ responsibility for the cause that is the subject of the Proceedings. The Company will bring the details of the compromise agreement to the attention of the Officers. In the event of there being a dispute between the Company and the Officer or Officers over the question of whether the compromise agreement meets the provisions of this clause, the dispute will be brought for speedy resolution before an arbitrator, who will be appointed at the request of the Company or an Officer. The arbitrator will be appointed with the consent of the parties within seven days following the request of either of the parties to have the dispute resolved by an arbitrator and, if an accord cannot be reached between the parties regarding the identity of the arbitrator, the identity of the arbitrator will be decided upon by the Chairman of the Israel Bar Association. The Company will bear the arbitration expenses, including lawyers’ professional fees.

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3.15.	The Company, as well as the Company’s Attorney, will not agree to a compromise settlement the amount of which exceeds the indemnification amount to which the Officer would be entitled to, unless first agreed to in writing by the Officer and, should the consent of the insurer be necessary – then after having first received the consent of the insurer.

4.	Validity of the Undertaking

4.1.	The indemnification undertaking will be valid in relation to measures that will be taken against the Officer during the course of his work or his service with the Company and also in relation to measures that will be taken against him, as well as against his estate, subsequent to the date of terminating his work or his service with the Company, provided that these relate to actions taken by him from the date of his being appointed an Officer, while or due to being an Officer of the Company or of Another Company of the Company, or as a result thereof. The indemnification undertaking will also stand to the good of the Officer’s estate, his heirs and his other subrogates in accordance with the law.

4.2.	The Company will not be asked, pursuant to this deed of indemnification undertaking, to pay any money that is actually to be paid to an Officer or for him or in his place, by any means whatsoever, within the framework of insurance purchased by the Company or within the framework of insurance purchased by ~~a~~ Another ~~company~~ Company of the Company~~under the control of the Company or a corporation related to the Company~~ (if the Officer serves therein as an Officer at the Company’s request) or any indemnification undertaking of ~~a~~ Another ~~company~~ Company of the Company ~~under the control of the Company or a related corporation~~ or any other person apart from the Company (the “Other Source”).

4.3.

In the event the Company shall pay any amounts to the Officer, according to this deed of undertaking, before the date on which the aforementioned amounts were paid to the Officer or on his behalf or by the Other Source, then, at the Company’s request, the Officer will be required to assign his rights to receive such amounts from the Other Source and will authorize the Company to collect such amounts on his behalf, to the extent such authorization is required under this section, and shall refund to the Company any amount paid to him from the Other Source, immediately after receiving it.

~~4.2.~~4.4.

For the avoidance of doubt, it is hereby clarified that the indemnification undertaking pursuant to this deed of undertaking shall also apply to the amount of the personal deductible of the Officer under the Policy (to the extent that the Officer is required to bear it).

~~4.3.~~4.5.	Nothing in this deed of indemnification undertaking will be deemed as prejudicing or derogating from the Company’s undertakings pursuant to deeds of indemnification granted to the Officers of the Company before the present deed of undertaking went into effect, insofar as such undertakings are legally valid, provided that the Company is not liable to indemnify the Officers for a particular event both under the previous deed of indemnification and also under this deed of undertaking.

~~4.4.~~4.6.	Nothing in this deed of undertaking will be deemed as cancelling or derogating or renouncing another indemnification that the Officer is entitled to from another source pursuant to the provisions of any law or pursuant to any other undertaking subject to the final section of clause 4.3 above.

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~~4.5.~~4.7.	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from granting indemnification or special additional indemnifications to the Officer, provided that this does not derogate or prejudice the indemnification undertakings that are the subject of this deed of indemnification.

~~4.6.~~4.8.	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from increasing the Maximum Indemnification Amount for the indemnifiable events, whether because of a reduction in the insurance coverage under the Officers Insurance Policy or because the Company is unable to obtain Officers insurance that will cover the indemnifiable events at reasonable terms or for any other reason, provided that the aforesaid decision is taken in the manner prescribed in the Companies Law.

~~4.7.~~4.9.	The Company’s undertakings under this deed of undertaking will be interpreted broadly and in a manner intended for their fulfillment, to the extent possible pursuant to the law, for the purpose for which they were intended. In the event of any contradiction between any provision in this deed of undertaking and the provision of any law, that cannot be made conditional thereto, or altered or added thereto, the provision of the aforesaid law will prevail, but this will not suffice to prejudice or to derogate from the validity of the remaining provisions of this deed of undertaking.

4.10.	To remove any uncertainty, it is hereby stated that this deed of undertaking does not constitute a contract in favor of a third party ~~and it is not assignable.~~ , including without limitation, any insurer or Other Source. Therefore, no insurer or Other Source shall have the right to demand the participation of the Company in any payment in which the insurer or the Other Source is obligated to bear, under any agreement and/or undertaking between the insurer and the Other Source and the Company and/or the Officer.

4.11.	This deed of undertaking is personal and cannot be assigned by the Officer.

~~4.8.~~4.12.	The provisions of this deed of undertaking shall prevail over any prior undertaking or agreement (prior to the signing of this deed of undertaking), whether in writing or orally, between the Company and the Officer with respect to the said matters in this deed of undertaking. In addition, the provisions of this deed of undertaking shall apply to events that occurred prior to the signing of this deed of undertaking. The foregoing is subject to any prior indemnification undertaking issued to the Officer, if applicable, and in the event such indemnification undertaking was issued, it shall continue to apply and be valid, subject to any law, with respect to any event that occurred prior to the signing of this deed of undertaking (even if a proceedings were filed against the Officer after the date of this deed of undertaking), if this deed of undertaking shall adversely affect the terms of indemnity for the Officer in relation to such event.

5.

An indemnification undertaking in favor of an Officer of the Company under this deed of undertaking will also apply to an Officer of Another Company of the Company, as defined in the prelude to this deed of indemnification, mutatis mutandis, with respect to events and actions that take place within the framework of his service or his duties with Another Company of the Company.

~~5.~~6.

This deed of undertaking shall be governed by the laws of the State of Israel and the competent courts of Tel-Aviv shall have exclusive jurisdiction over any matter related to this deed of undertaking.

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ADDENDUM TO DEED OF INDEMNIFICATION – GAZIT-GLOBE LTD.

THE EVENTS

1.

Investments that are made by the Company and/or by a subsidiary and/or by Another Company of the Company in various corporations, and actions in connection therewith, including investments that the Company makes in properties, whether prior or subsequent to the making of the investment, including evaluating the investment, entering into an agreement for the investment transaction, obtaining the necessary approvals, executing the investment, monitoring and supervising it , activating means of control in relation to the investment (including voting at general meetings of the companies in which the investment was made, appointing directors therein, etc.), as well as the disposal of the investment, including but not limited to, negotiations, due diligence, oral and written commitments, signing of agreements and/or other documents, etc..

The aforesaid will also cover the following types of transactions: sales, acquisitions (including by way of the exercise of an option or another convertible security, and also by way of purchase offers filed by the Company), the lending, pledge or holding of securities (both listed and unlisted).

The aforesaid will also cover indirect investments, for instance, by means of entities that are themselves engaged in investments (such as, venture capital funds, hedge funds and private equity funds).

2.

Account management, the receipt of credit, the transfer, sale, lease or acquisition of assets or liabilities, including securities or the grant or receipt of a usage right in any of these, or the grant of any other right in any of these or another agreement relating to the rights in the assets of the Company or to make use of them, as well as any action pertaining directly and/or indirectly to the aforesaid transaction, including debit cards, bank guarantees, letters of credit, investment consulting agreements with portfolio managers, hedging transactions, options, futures contracts, derivatives, swap transactions, etc.

3.

Reporting (including immediate, periodic or other reporting), a disclosure or ~~failing in~~ impairment in disclosure, notice or the provision of information, a declaration or documents in another way (or refraining from any of these) ~~pursuant to the Companies Law~~which are submitted by the Company or by Another Company of the Company, pursuant to any law, including but not limited to companies laws, ~~the S~~securities ~~Law~~laws, ~~the Restrictive Trade Practices Law~~ antitrust laws, ~~1988,~~ tax laws, ~~together with the laws amending or replacing the above laws~~labor laws, in Israel or abroad, including in the US and Canada, as well as the regulations, orders, guidelines, rules or directives of any authorized agency enacted ~~thereunder~~ in the jurisdiction of the Company’s operations (including the Israel Securities Authority, TASE, ACC, NYSE, TSX, the Antitrust Authority, the Tax Authority, the National Insurance Institute, government ministries and bodies) (hereinafter: “the State Authorities”) (hereinafter: “the Laws Relevant to the Business Sphere”) or pursuant to the laws, regulations, orders, guidelines, rules or directives that address similar overseas matters, or pursuant to rules or guidelines followed by stock exchanges in Israel and abroad, and/or refraining from filing such reports or notices. In addition, compliance or non-compliance with orders, requirements, instructions and regulations of various authorities, institutions and entities in Israel and abroad.

4.	The issuance and/or receipt of licenses, permits and approvals in Israel and/or overseas (including with regard to planning and construction matters and environmental issues), keeping to and complying with the terms included therein or by virtue thereof, as well as the provision of information in connection with the aforesaid licenses, permits and approvals, whether these are by virtue of the Laws Relevant to the Business Sphere or whether they are by virtue of any other law (or refraining from any of the aforesaid).

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5.	An action relating to a tax liability of the Company and/or Another Company of the Company and/or shareholders of any of them, including a payment or refraining from making a payment to any of the State Authorities, whether by virtue of the Laws Relevant to the Business Sphere or whether by virtue of any other law, including payments of income tax, sales tax, betterment tax, transfer taxes, excise duties, value added tax, stamp duties, customs, National Insurance payments, municipal levies, fees, imposts, as well as all types of fines, interest and supplements with respect to linkage.

~~5.~~6.

An action in connection with legal proceedings, including outside of Israel, avoidance of legal proceedings, objecting to legal process or consent to legal proceedings; engagement in settlement agreements as part of legal proceedings or in place of legal proceedings; engagement in agreements with enforcement, supervisory or regulatory authorities in Israel or abroad, including in the framework of criminal or administrative proceedings.

~~6.~~7.	Proper disclosure, including the provision of information as required pursuant to the Laws Relevant to the Business Sphere.

~~7.~~8.	Participation in tenders.

~~8.~~9.	Publicizing and/or marketing the activities and business of the Company.

~~9.~~10.	An utterance or statement (including the presentation of a position or an opinion) made by the Officer during the course of his duties and by virtue of his position, including within the framework of general meetings, meetings of the Board of Directors, and discussions and activities of other organs of corporations of any kind.

~~10.~~11.	Making (or the absence of making) arrangements for proper insurance.

~~11.~~12.	Determining business policy and setting exposure ceilings and limits, including with customers and service providers, as well as from the aspect of investments, financing and credit (or refraining from setting the aforesaid policy or limits).

~~12.~~13.	Harming, violating or misusing intellectual property rights of any third party.

~~13.~~14.	A discharge of fluids, emission, leakage, diffusion, spillage or other form of pollution (hereinafter: “Pollution”), or a risk of Pollution or exposure to any kind of poisonous, explosive or otherwise dangerous material, waste or other materials, the treatment of which is governed by the environmental laws, in every location owned, possessed or used by the Company or where it operates.

~~14.~~15.

Issuing and/or offering securities~~,~~ and buy-back of securities by the Company or by Another Company of the Company or by shareholders of the Company or of Another Company of the Company, to the public or not to the public, including, but without derogating from the generality of the aforesaid, an offering of securities to the public pursuant to a prospectus, a shelf prospectus, a shelf offer report, a private offering, or an offering of securities by any other means (including a sale offer), and everything pertaining thereto, including preliminary actions in connection with the aforesaid, the conduct of due diligence examinations, the provision of written or oral information, the preparation and signature of a prospectus, financial statements, opinions, reports pursuant to any law, and other offer documents.

~~15.~~16.

Purchase offers for the Company’s securities (including buy-back), including in connection with an opinion of the Company’s Board of Directors in the case of a special purchase offer, as defined in the Companies Law, or the refraining from giving such an opinion.

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~~16.~~17.

A restructuring of the Company or its reorganization (whether at the corporate level or at the organizational-operational level) and any decision pertaining thereto, including, but without derogating from the generality of the aforesaid, a merger, split, allocation, change in the Company’s capital or its sale; a winding-up or sale, or a winding-up or sale of subsidiaries, receivership, creditors arrangement, stay of proceedings or similar proceedings involving the Company or in Another Company of the Company (including the editing and amendment of trust deeds, debentures and bank documents).

~~17.~~18.	A distribution (as defined in the Companies Law), including, for the avoidance of any doubt, buy-back of the Company’s securities.

19.	Preparing, editing, ~~or~~ approving, signing or filling of financial statements, including of Another Company of the Company, as well as assessments in connection with the effectiveness of the internal control (SOX) and other matters included in the MD&A, including statements and references to the financial statements, decisions regarding the application of accounting rules and the restatement in the financial statements and including activities relating to the internal control of the Company, accounting estimates and assessments (inter alia, for the purpose of IFRS), as well as work plans, business plans or forecasts in connection with the Company.

~~18.~~20.	Adoption and reliance on external opinions, including, inter alia, for the purpose of filling an immediate report, prospectus, financial statements or any other disclosure document, and for the purpose of executing a transaction, including, but without derogating from the generality of the aforesaid, a merger transaction.

~~19.~~21.	A determination by the Board of Directors that a director possesses accounting and financial expertise and a determination by the Board of Directors that a director possesses professional qualifications.

~~20.~~22.	Formulating and executing business plans or forecasts in connection with the Company. Formulating and executing work plans, including costing, marketing, distribution, and guidelines for employees, agents, suppliers and other service providers.

23.	Providing information to the shareholders of the Company, including interested parties therein (or refraining from all the aforesaid).

~~21.~~24.	Decisions and/or actions in connection with the approval of transactions with interested parties in the Company or in Another Company of the Company.

~~22.~~25.	Engagement of employees, including labor relations, work safety (including personal injury to employees and third parties), compensation, grant of options, other securities and other benefits, retirement and pension arrangements.

26.	~~Entering into agreements~~Engagements (including negotiations, entering into and performance of a contract) with service providers, including suppliers, contractors and advisors, as well as an act or omission directly and/or indirectly in connection with the Company’s activity in the yielding assets segment, including an act and/or omission in connection with engagements with tenants, management services (provided directly or through Another Company of the Company), and actions related to licensing and construction.

~~23.~~27.	Any proceeding, claim or demand in connection with: (a) the requirements of purchasers, owners, tenants, landlords or any other holders of the Company’s assets or rights in respect thereof; (b) relations with owners of assets in which the Company acquired various rights (including by way of lease, purchase, rental, easement, mortgages, pledges, etc.); (c) relations of the Company with local authorities and /or local corporations and /or any other administrative authority; (d) requirements of owners of real estate rights which are adjacent to the Company’s properties.

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28.	Any action that causes personal injury, sickness, death, or damage to property (including loss of use thereof).

29.	Activities related to risk management (including credit risks, currency, insurance, legal and operational risks).

30.	An action concerning accessibility, proper representation, non-discrimination and the fulfillment of rights granted to people with disabilities, and any discrimination for any other reason.

31.	An event arising from the fact that the Company is a reporting corporation or derives from the fact that its securities were offered to the public or as a result of the fact that its securities are traded on a stock exchange in Israel or abroad, including on the NYSE and the TSX.

~~24.~~32.	Events that are directly or indirectly related to the operations of the Company and/or to Another Company of the Company and/or to the Officer of the Company or of Another Company of the Company, of non-compliance and/or breach of any law, including, without derogating from the generality of the aforesaid, statutory provisions, judgments, procedures, directives, permits, orders, official positions of competent authorities, etc., issued by a governmental or regulatory authority and/or any other entity, whether in Israel or abroad, including legal and/or administrative proceedings and/or other proceedings conducted by or against the Company and/or Another Company of the Company and/or of the Officer in the fulfillment of his position in the Company or in Another Company of the Company, including related areas and general provisions relating to, including but not limited to, planning and zoning, money laundering, employment of employees and contractors, environmental, personal injury, property and environmental damages.

In this Addendum, “the Company” means the Company and/or corporations whose securities are held by the Company.

Each of the events specified above also applies in connection with the service of the Officer of Another Company of the Company, as defined in the prelude to the above deed of indemnification.

In each of the events specified above – including in connection with documents associated with the aforesaid matters and in connection with the actions and decisions associated with the aforesaid matters, and in connection with representations and commitments made in relation to the aforesaid matters, including such representations and commitments made to third parties (including the State Authorities) or to the Company or to anyone acting on its behalf (including to its advisors, such as accountants, lawyers, etc.).

In each of the events specified above – whether they took place in Israel or whether they took place abroad.

Wherever reference is made anywhere in the aforesaid to any action, this also refers to not taking an action (viz., omission, as well as commission) or its commission in a defective manner (including failure to take the legally-required action or its commission in a defective manner that fails to meet the legal requirements), including decision making, except where, within the context of the matters referred to in a specific provision, such an interpretation cannot be supported.

The references hereto to any laws, regulations, rules, procedures or directives are also with respect to foreign law.

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Appendix E

Appendix E – Comparative data – Study by Prof. Moshe Zviran

Appendix A – Prof. Zviran’s Comparative Study

Comparative Data Relating to the Proposed Compensation of Mr. Zvi Gordon

[Translated from the original Hebrew text]

July 16, 2017

To the attention of:

The Members of the Compensation Committee and the Board of Directors

Gazit-Globe Ltd.

Dear Sirs,

Re. ANALYSIS OF CUSTOMARY COMPENSATION LEVELS
FOR THE POSITION OF VICE PRESIDENT - INVESTMENTS

1.	Pursuant to your request, and further to the studies performed for you in previous years, we have conducted an analysis of comparative data regarding customary remuneration levels for the position of Vice President – Investments as a basis for the approval of the compensation package for the incoming Vice President – Investments.

2.	As general background, Prof. Moshe Zviran Ltd. engages in the provision of consulting services and comparative data relating to executive compensation in Israel. The comparative data that serve as the basis for our studies draw on a purpose-built database that is the only one of its kind in Israel, which we ourselves developed, built and update. It relies on real data taken from remuneration surveys in different sectors, additional information received from companies themselves during the course of the considerable number of recent consulting studies we have conducted for the senior management of a range of companies, as well as real data from other sources. Our database, which constitutes the largest and most up-to-date benchmark in Israel, in conjunction with our unique expertise that is founded on academic knowledge, decades of experience, and hundreds of projects, enables us to offer our client organization research- and knowledge-based solutions based on local, sectoral or global data.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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Methodology

3.	In order to create a correct comparison group for the purpose in hand we have selected the main features of the Company, including the nature of its activity and its operating turnover. In accordance with the Company’s size, we have constructed an integrated sample that is based on the leading companies in the income-producing property sector, as well as leading public companies whose turnover exceeds one billion dollars, most of which have a global activity focus.

4.	The sample comprises data from 19 companies, including companies from the income-producing property sector: Alony-Hetz, Amot Investments, BIG, Melisron and Azrieli, and also leading public and private companies with a turnover in excess of a billion dollars, including: Bezeq, Delta, Nice, Paz, Frutarom, Shufersal, Strauss and Shikun & Binui. A fully itemized list of companies is not presented as the analysis that follows contains certain confidential data that have not been made available to the public. It is important to note that the selection of the sample companies does not take into account the financial results and profitability of the companies used in the comparison.

5.	The structure of the compensation package for the most senior managerial position usually comprises the following:

●	a fixed base salary;

●	a vehicle and related grossing up – including the economic value of a company vehicle for the executive’s sole use as well as the grossing up of the usage value of the vehicle, if any, and also fixed payments and their grossing up, if any;

●	annual bonuses that are part of the executive’s remuneration for attaining the company’s short-term goals;

●	equity compensation (options and stock) that are part of the executive’s remuneration for attaining the company’s long-term goals and enhancing the company’s value;

●	a package of related benefits (including, inter alia, a land telephone line at home, a cellular telephone, etc.).

This study focuses on the first four items, without relating to the related benefits package.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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Analysis and results

6.	From the corporate governance aspect, it is customary to analyze the remuneration of executives from an overall perspective rather than just focusing on a single compensation component. Accordingly, the data analysis below is based on the remuneration items in aggregate (in monthly values).

7.	According to the latest data furnished to us, the compensation package of the incoming Vice President – Investments is based on the following components:

●	monthly salary in the amount of NIS 60,000;

●	monthly additions: a company car for his exclusive use, as well as the grossing up of the imputed usage benefit. The accepted economic value of these benefits amounts to NIS 17,400;

●	annual bonus – the target bonus of the Vice President – Investments is the equivalent of 7.2 monthly salaries, viz. NIS 432,000;

●	equity compensation - the Vice President – Investments will receive equity compensation based on a mix of equity instruments, The aggregate value of the equity compensation on the grant date is NIS 1,350,000, on a linear three-year vesting track.

8.	The results of the comparative data analysis are presented in the following table. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. All the data relating to the seven tiers described in the table are presented in NIS (new Israeli shekels). The right-hand block of data details the compensation data for the Company’s officer and his position relative to the sample data.

9.	The position of Vice President – Investments is not common among the sample companies. In light of this and in order to present sufficient data to reach a decision, the compensation data of the incoming Vice President – Investments were compared to two different samples:

●	a sample of vice presidents in the financial sector; and

●	a generic sample of vice presidents from the main sample (without reference to the functional sector of activity).

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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10.	The first comparison table details the accepted monthly compensation levels for CFOs at the sample companies and the relative position of the incoming Vice President – Investments in relation to the norm in the sample for such a position:

Salary Tier	Sample Data					Gazit-Globe Data
	Low	25%	Average	75%	High	Salary	Relative Position
Base salary	52,040	68,920	83,870	91,530	117,050	60,000	~ 20th percentile
Monthly additions	----	7,420	10,060	14,130	19,520	17,400	~ 85th percentile
Full monthly salary	52,040	81,050	93,930	107,870	127,400	77,400	~ 20th percentile
Annual additions	----	378,110	591,600	905,000	1,700,000	432,000	~ 35th percentile
Total salary	86,950	113,480	143,230	157,770	239,660	113,400	~ 35th percentile
Equity compensation (annual)	----	----	363,830	602,710	1,118,660	450,000	~ 60th percentile
Total compensation	96,830	129,920	173,400	204,410	307,180	150,900	~ 40th percentile

11.	The second comparison table details the accepted monthly compensation levels for the generic position of vice president at the sample companies and the relative position of the incoming Vice President – Investments in relation to the norm in the sample for such a position:

Salary Tier	Sample Data					Gazit-Globe Data
	Low	25%	Average	75%	High	Salary	Relative Position
Base salary	39,920	51,000	61,590	74,700	117,050	60,000	~ 50th percentile
Monthly additions	----	4,760	6,890	12,310	20,460	17,400	~ 85th percentile
Full monthly salary	43,600	57,730	68,480	82,400	130,610	77,400	~ 65th percentile
Annual additions	----	128,910	291,830	516,410	1,720,000	432,000	~ 65th percentile
Total salary	43,600	70,510	92,800	122,890	231,330	113,400	~ 65th percentile
Equity compensation (annual)	----	----	259,170	502,550	1,118,660	450,000	~ 65th percentile
Total compensation	46,570	80,230	114,450	169,520	307,180	150,900	~ 65th percentile

General comments

12.	In order to test the robustness of the sample and the sensitivity analysis of the data, the outlier values at both ends (i.e., the highest and lowest values at each end) were eliminated in each tier. The results of the revised analysis of the sample companies reveals that the sample is relatively stable and is not subject to major variations as a result of a specific datum.

13.	The above comparative data reveal that the compensation package of the incoming Vice President – Investments is within the accepted range in comparison with similar companies.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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14.	It is important to emphasize that the selection of the companies for the sample does not take into account the complexity of the position at any of the companies nor the financial results and profitability of the companies against which the comparison was made.

Secrecy and limitation of responsibility

15.	As agreed, our role only covers the provision of consulting and information services, and the taking of decisions associated with this engagement and the results to be achieved following use of any of the services or the end-products provided by us is the responsibility of the Company and its organs. We accept no responsibility, contractual or otherwise, resulting from the services or any of the end-products or advice provided – either toward the Company or toward third parties.

16.	Should you have any questions or require further explanations, please do not hesitate to contact us.

Yours sincerely,

[Signed]

Prof. Moshe Zviran

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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